ALASKA GOLD CORPORATION

R O C K  C R E E K  G O L D  P R O J E C T
D A T A  R E V I E W  R E P O R T

A P P E N D I X    A – P H O T O S

Project No.: 131660	Appendix A
18 September 2003

ALASKA GOLD CORPORATION

R O C K  C R E E K  G O L D  P R O J E C T
D A T A  R E V I E W  R E P O R T

Plate 1 – Diamond drill rig operating at Rock Creek.

Plate 2:	New drill core stored in a used core box. Note the yet-to-be-filled row with residual rock chips and mud remaining from the previous hole.

Project No.: 131660	Appendix A
18 September 2003

ALASKA GOLD CORPORATION

R O C K  C R E E K  G O L D  P R O J E C T
D A T A  R E V I E W  R E P O R T

Plate 3:	Review of archived Placer Dome drill core.

Plate 4:	Brecciated quartz vein mineralization typical of the Albion shear zone in archived Placer Dome core.

Project No.: 131660	Appendix A
18 September 2003

ALASKA GOLD CORPORATION

R O C K  C R E E K  G O L D  P R O J E C T
D A T A  R E V I E W  R E P O R T

Plate 5:	Typical sheeted tensional quartz veins in a quartz muscovite schist. Note the arsenopyrite selvage in one of the veins and the characteristic orientation perpendicular to the foliation.

Project No.: 131660	Appendix A
18 September 2003

ALASKA GOLD CORPORATION

R O C K  C R E E K  G O L D  P R O J E C T
D A T A  R E V I E W  R E P O R T

A P P E N D I X   B – D E C A Y   A N A L Y S I S   O U T P U T   F I L E S

Project No.: 131660	Appendix B
18 September 2003

ALASKA GOLD CORPORATION

R O C K  C R E E K  G O L D  P R O J E C T
D A T A  R E V I E W  R E P O R T

DECAY ANALYSIS PROGRAM: Placer Dome 1987 Threshold = 15 g/t Au

Input File Name =	RC_P_87.txt
Print File Name =	RC_P_87.prn
Message File Name =	RC_P_87.msg
Decay Threshold =	15.000
Tot. Rel. Diff. =	1.000
Min. No. Pos. Diff =	3
Full Scale Grade profile =	20.000
Normal Sample Interval =	1.520
Format to read data=	(a10,f11.2,2f15.2,i12)

Abnormal Interval: ard = 6.542 Numpos = 5 bhid = RR-7-001
Grade Profile: * = 0.2000 Full Scale =20.0000
Rock Code (integer) is Printed to Right of Grade

9.1	10.6	0.210	0 *
10.6	12.2	1.100	0 *****
12.2	13.7	0.790	0 ***
13.7	15.2	0.480	0 **
15.2	16.7	3.120	0 ***************
16.7	18.2	23.730	0 ****************************************************************************************************
18.2	19.8	11.520	0 *********************************************************
19.8	21.3	20.910	0 ****************************************************************************************************
21.3	22.8	4.290	0 *********************
22.8	24.3	2.190	0 **********
24.3	25.8	1.300	0 ******

Abnormal Interval: ard = 5.465 Numpos = 4 bhid = RR-7-003
Grade Profile: * = 0.2000 Full Scale =20.0000
Rock Code (integer) is Printed to Right of Grade

31.9	33.4	0.510	0 **
33.4	35.0	0.210	0 *
35.0	36.5	7.410	0 *************************************
36.5	38.0	0.240	0 *
38.0	39.5	0.270	0 *
39.5	41.0	44.840	0 ****************************************************************************************************
41.0	42.6	2.230	0 ***********
42.6	44.1	1.270	0 ******
44.1	45.6	19.370	0 ************************************************************************************************
45.6	47.1	3.360	0 ****************
47.1	48.6	0.450	0 **

Abnormal Interval: ard = -0.619 Numpos = 3 bhid = RR-7-003
Grade Profile: * = 0.2000 Full Scale =20.0000
Rock Code (integer) is Printed to Right of Grade

36.5	38.0	0.240	0 *
38.0	39.5	0.270	0 *
39.5	41.0	44.840	0 ****************************************************************************************************
41.0	42.6	2.230	0 ***********
42.6	44.1	1.270	0 ******
44.1	45.6	19.370	0 ************************************************************************************************
45.6	47.1	3.360	0 ****************
47.1	48.6	0.450	0 **
48.6	50.2	1.100	0 *****
50.2	51.7	0.860	0 ****
51.7	53.2	0.480	0 **

Project No.: 131660	Appendix B
18 September 2003

ALASKA GOLD CORPORATION

R O C K  C R E E K  G O L D  P R O J E C T
D A T A  R E V I E W  R E P O R T

Abnormal Interval: ard = -1.067 Numpos = 3 bhid = RR-7-004
Grade Profile: * = 0.2000 Full Scale =20.0000
Rock Code (integer) is Printed to Right of Grade

25.8	27.4	1.170	0 *****
27.4	28.9	0.140	0
28.9	30.4	0.790	0 ***
30.4	31.9	0.510	0 **
31.9	33.4	0.960	0 ****
33.4	35.0	17.310	0 **************************************************************************************
35.0	36.5	1.680	0 ********
36.5	38.0	0.990	0 ****
38.0	39.5	0.210	0 *
39.5	41.0	0.210	0 *
41.0	42.6	0.170	0

Abnormal Interval: ard = 1.485 Numpos = 2 bhid = RR-7-014
Grade Profile: * = 0.2000 Full Scale =20.0000
Rock Code (integer) is Printed to Right of Grade

35.0	36.5	0.210	0 *
36.5	38.0	0.140	0
38.0	39.5	0.240	0 *
39.5	41.0	0.580	0 **
41.0	42.6	2.260	0 ***********
42.6	44.1	19.820	0 ***************************************************************************************************
44.1	45.6	1.410	0 *******
45.6	47.1	0.580	0 **
47.1	48.6	2.810	0 **************
48.6	50.2	0.620	0 ***
50.2	51.7	0.070	0

Summary Statistics by Position:

Not Printed Out		Selected for Print
8		5

Numpos = 0	1		0
Numpos = 1	2		0
Numpos = 2	5		1
Numpos = 3	0		2
Numpos = 4	0		1
Numpos = 5	0		1

-5		1.231	0.468
-4		1.595	0.372
-3		2.804	10.814
-2		8.866	0.808
-1		9.891	1.576
0		24.978	25.014
1		4.565	4.040
2		2.875	4.840
3		2.811	5.556
4		2.436	1.448
5		0.649	0.494

Project No.: 131660	Appendix B
18 September 2003

ALASKA GOLD CORPORATION

R O C K  C R E E K  G O L D  P R O J E C T
D A T A  R E V I E W  R E P O R T

DECAY ANALYSIS PROGRAM: Placer Dome 1988 Threshold = 15 g/t Au

Input File Name =	RC_P_88.txt
Print File Name =	RC_P_88.prn
Message File Name =	RC_P_88.msg
Decay Threshold =	15.000
Tot. Rel. Diff. =	1.000
Min. No. Pos. Diff =	3
Full Scale Grade profile =	20.000
Normal Sample Interval =	1.520
Format to read data=	(a10,f11.2,2f15.2,i12)

Abnormal Interval: ard = 5.877 Numpos = 5 bhid = RR-8-024
Grade Profile: * = 0.2000 Full Scale =20.0000
Rock Code (integer) is Printed to Right of Grade

27.4	28.9	0.410	0 **
28.9	30.4	0.070	0
30.4	31.9	0.070	0
31.9	33.4	0.030	0
33.4	35.0	3.460	0 *****************
35.0	36.5	20.810	0 ****************************************************************************************************
36.5	38.0	25.890	0 ****************************************************************************************************
38.0	39.5	0.480	0 **
39.5	41.0	0.100	0
41.0	42.6	0.340	0 *
42.6	44.1	1.100	0 *****

Abnormal Interval: ard = 1.462 Numpos = 3 bhid = RR-8-024
Grade Profile: * = 0.2000 Full Scale =20.0000
Rock Code (integer) is Printed to Right of Grade

28.9	30.4	0.070	0
30.4	31.9	0.070	0
31.9	33.4	0.030	0
33.4	35.0	3.460	0 *****************
35.0	36.5	20.810	0 ****************************************************************************************************
36.5	38.0	25.890	0 ****************************************************************************************************
38.0	39.5	0.480	0 **
39.5	41.0	0.100	0
41.0	42.6	0.340	0 *
42.6	44.1	1.100	0 *****
44.1	45.6	1.510	0 *******

Abnormal Interval: ard = 2.859 Numpos = 4 bhid = RR-8-026
Grade Profile: * = 0.2000 Full Scale =20.0000
Rock Code (integer) is Printed to Right of Grade

1.5	3.0	1.410	0 *******
3.0	4.6	10.800	0 ******************************************************
4.6	6.1	0.170	0
6.1	7.6	0.960	0 ****
7.6	9.1	0.100	0
9.1	10.6	18.930	0 **********************************************************************************************
10.6	12.2	0.450	0 **
12.2	13.7	0.750	0 ***
13.7	15.2	1.470	0 *******
15.2	16.7	12.340	0 *************************************************************
16.7	18.2	1.580	0 *******

Project No.: 131660	Appendix B
18 September 2003

ALASKA GOLD CORPORATION

R O C K  C R E E K  G O L D  P R O J E C T
D A T A  R E V I E W  R E P O R T

Abnormal Interval: ard = 0.374 Numpos = 3 bhid = RR-8-030
Grade Profile: * = 0.2000 Full Scale =20.0000
Rock Code (integer) is Printed to Right of Grade

9.1	10.6	0.170	0
10.6	12.2	0.450	0 **
12.2	13.7	0.170	0
13.7	15.2	0.170	0
15.2	16.7	0.140	0
16.7	18.2	29.250	0 ****************************************************************************************************
18.2	19.8	0.450	0 **
19.8	21.3	0.100	0
21.3	22.8	0.380	0 *
22.8	24.3	0.030	0
24.3	25.8	0.410	0 **

Abnormal Interval: ard = 3.508 Numpos = 3 bhid = RR-8-044
Grade Profile: * = 0.2000 Full Scale =20.0000
Rock Code (integer) is Printed to Right of Grade

0.0	1.5	0.030	0
1.5	3.0	0.030	0
3.0	4.6	0.030	0
4.6	6.1	0.070	0
6.1	7.6	1.060	0 *****
7.6	9.1	27.670	0 ****************************************************************************************************
9.1	10.6	0.270	0 *
10.6	12.2	1.300	0 ******
12.2	13.7	0.170	0
13.7	15.2	0.210	0*
15.2	16.7	0.030	0

Abnormal Interval: ard = 4.571 Numpos = 4 bhid = RR-8-054
Grade Profile: * = 0.2000 Full Scale =20.0000
Rock Code (integer) is Printed to Right of Grade

21.3	22.8	0.030	0
22.8	24.3	0.030	0
24.3	25.8	0.030	0
25.8	27.4	0.030	0
27.4	28.9	0.030	0
28.9	30.4	39.390	0 ****************************************************************************************************
30.4	31.9	0.030	0
31.9	33.4	0.170	0
33.4	35.0	0.100	0
35.0	36.5	0.140	0
36.5	38.0	0.070	0

Abnormal Interval: ard = 5.096 Numpos = 3 bhid = RR-8-079
Grade Profile: * = 0.2000 Full Scale =20.0000
Rock Code (integer) is Printed to Right of Grade

4.6	6.1	0.030	0
6.1	7.6	0.030	0
7.6	9.1	0.030	0
9.1	10.6	0.070	0
10.6	12.2	0.170	0
12.2	13.7	17.210	0 **************************************************************************************
13.7	15.2	1.200	0 ******
15.2	16.7	0.790	0 ***
16.7	18.2	1.440	0 *******
18.2	19.8	0.030	0
19.8	21.3	0.030	0

Project No.: 131660	Appendix B
18 September 2003

ALASKA GOLD CORPORATION

R O C K  C R E E K  G O L D  P R O J E C T
D A T A  R E V I E W  R E P O R T

Summary Statistics by Position:

Not Printed Out			Selected for Print
	6		7

Numpos = 0		1	0
Numpos = 1		2	0
Numpos = 2		3	0
Numpos = 3		0	4
Numpos = 4		0	2
Numpos = 5		0	1

-5	1.535		0.307
-4	1.143		1.640
-3	10.313		0.076
-2	0.970		0.684
-1	2.485		3.681
0	32.470		25.593
1	0.835		4.110
2	0.698		0.527
3	0.672		0.571
4	0.073		2.027
5	0.772		0.676

Project No.: 131660	Appendix B
18 September 2003

ALASKA GOLD CORPORATION

R O C K  C R E E K  G O L D  P R O J E C T
D A T A  R E V I E W  R E P O R T

DECAY ANALYSIS PROGRAM: Placer Dome 1989 Threshold = 5 g/t Au

Input File Name =	RC_P_89.txt
Print File Name =	RC_P_89.prn
Message File Name =	RC_P_89.msg
Decay Threshold =	5.000
Tot. Rel. Diff. =	1.000
Min. No. Pos. Diff =	3
Full Scale Grade profile =	20.000
Normal Sample Interval =	1.520
Format to read data=	(a10,f11.2,2f15.2,i12)

Abnormal Interval: ard = -1.843 Numpos = 3 bhid = RR-9-091
Grade Profile: * = 0.2000 Full Scale =20.0000
Rock Code (integer) is Printed to Right of Grade

7.6	9.1	0.510	0 **
9.1	10.6	3.050	0 ***************
10.6	12.2	0.340	0 *
12.2	13.7	0.240	0 *
13.7	15.2	15.570	0 *****************************************************************************
15.2	16.7	5.250	0 **************************
16.7	18.2	0.310	0 *
18.2	19.8	0.450	0 **
19.8	21.3	0.820	0 ****
21.3	22.8	0.450	0 **
22.8	24.3	0.580	0 **

Abnormal Interval: ard = 0.160 Numpos = 3 bhid = RR-9-091
Grade Profile: * = 0.2000 Full Scale =20.0000
Rock Code (integer) is Printed to Right of Grade

41.0	42.6	0.100	0
42.6	44.1	4.150	0 ********************
44.1	45.6	0.650	0 ***
45.6	47.1	0.100	0
47.1	48.6	0.140	0
48.6	50.2	5.110	0 *************************
50.2	51.7	0.990	0 ****
51.7	53.2	0.140	0
53.2	54.7	0.170	0
54.7	56.2	0.550	0 **
56.2	57.8	0.310	0 *

Abnormal Interval: ard = 1.229 Numpos = 3 bhid = RR-9-092
Grade Profile: * = 0.2000 Full Scale =20.0000
Rock Code (integer) is Printed to Right of Grade

19.8	21.3	0.340	0 *
21.3	22.8	0.480	0 **
22.8	24.3	0.450	0 **
24.3	25.8	0.380	0 *
25.8	27.4	0.270	0 *
27.4	28.9	5.660	0 ****************************
28.9	30.4	0.070	0
30.4	31.9	3.460	0 *****************
31.9	33.4	1.780	0 ********
33.4	35.0	4.420	0 **********************
35.0	36.5	0.000	0

Project No.: 131660	Appendix B
18 September 2003

ALASKA GOLD CORPORATION

R O C K  C R E E K  G O L D  P R O J E C T
D A T A  R E V I E W  R E P O R T

Summary Statistics by Position:

Not Printed Out			Selected for Print
	7		3

Numpos = 0		1	0
Numpos = 1		3	0
Numpos = 2		3	0
Numpos = 3		0	3
Numpos = 4		0	0
Numpos = 5		0	0

-5	1.234		0.317
-4	2.134		2.560
-3	1.341		0.480
-2	1.431		0.240
-1	0.579		5.327
0	12.506		5.340
1	1.503		0.457
2	0.481		1.350
3	0.266		0.923
4	3.451		1.807
5	1.579		0.297

Project No.: 131660	Appendix B
18 September 2003

ALASKA GOLD CORPORATION

R O C K  C R E E K  G O L D  P R O J E C T
D A T A  R E V I E W  R E P O R T

DECAY ANALYSIS PROGRAM: Kennecott 1994 Threshold = 5 g/t Au

Input File Name =	RC_K_94r.txt
Print File Name =	RC_K_94r.prn
Message File Name =	RC_K_94r.msg
Decay Threshold =	5.000
Tot. Rel. Diff. =	1.000
Min. No. Pos. Diff =	3
Full Scale Grade profile =	10.000
Normal Sample Interval =	1.500
Format to read data=	(a10,f11.2,2f15.2,i12)

Abnormal Interval: ard = 9.938 Numpos = 5 bhid = RCR-4-19
Grade Profile: * = 0.1000 Full Scale =10.0000
Rock Code (integer) is Printed to Right of Grade

3.0	4.5	0.000	0
4.5	6.0	0.000	0
6.0	7.5	0.000	0
7.5	9.0	0.070	0
9.0	10.5	0.200	0 **
10.5	12.0	6.510	0 *****************************************************************
12.0	13.5	22.300	0 ****************************************************************************************************
13.5	15.0	10.550	0 ****************************************************************************************************
15.0	16.5	6.060	0 ************************************************************
16.5	18.0	6.300	0 ***************************************************************
18.0	19.5	2.060	0 ********************

Abnormal Interval: ard = 8.302 Numpos = 5 bhid = RCR-4-19
Grade Profile: * = 0.1000 Full Scale =10.0000
Rock Code (integer) is Printed to Right of Grade

4.5	6.0	0.000	0
6.0	7.5	0.000	0
7.5	9.0	0.070	0
9.0	10.5	0.200	0 **
10.5	12.0	6.510	0 *****************************************************************
12.0	13.5	22.300	0 ****************************************************************************************************
13.5	15.0	10.550	0 ****************************************************************************************************
15.0	16.5	6.060	0 ************************************************************
16.5	18.0	6.300	0 ***************************************************************
18.0	19.5	2.060	0 ********************
19.5	21.0	2.980	0 *****************************

Abnormal Interval: ard = 4.376 Numpos = 3 bhid = RCR-4-19
Grade Profile: * = 0.1000 Full Scale =10.0000
Rock Code (integer) is Printed to Right of Grade

6.0	7.5	0.000	0
7.5	9.0	0.070	0
9.0	10.5	0.200	0 **
10.5	12.0	6.510	0 *****************************************************************
12.0	13.5	22.300	0 ****************************************************************************************************
13.5	15.0	10.550	0 ****************************************************************************************************
15.0	16.5	6.060	0 ************************************************************
16.5	18.0	6.300	0 ***************************************************************
18.0	19.5	2.060	0 ********************
19.5	21.0	2.980	0 *****************************
21.0	22.5	1.160	0 ***********

Project No.: 131660	Appendix B
18 September 2003

ALASKA GOLD CORPORATION

R O C K  C R E E K  G O L D  P R O J E C T
D A T A  R E V I E W  R E P O R T

Abnormal Interval: ard = 6.251 Numpos = 5 bhid = RCR-4-21
Grade Profile: * = 0.1000 Full Scale =10.0000
Rock Code (integer) is Printed to Right of Grade

15.0	16.5	0.000	0
16.5	18.0	0.000	0
18.0	19.5	0.100	0 *
19.5	21.0	0.100	0 *
21.0	22.5	0.650	0 ******
22.5	24.0	5.000	0 **************************************************
24.0	25.5	0.690	0 ******
25.5	27.0	0.270	0 **
27.0	28.5	0.450	0 ****
28.5	30.0	0.200	0 **
30.0	31.5	0.200	0 **

Summary Statistics by Position:

Not Printed Out			Selected for Print
4			4

Numpos = 0		0	0
Numpos = 1		2	0
Numpos = 2		2	0
Numpos = 3		0	1
Numpos = 4		0	0
Numpos = 5		0	3

-5	0.075		0.000
-4	1.858		0.018
-3	7.210		0.093
-2	8.212		1.720
-1	4.633		7.415
0	6.430		11.090
1	2.408		9.900
2	1.457		5.795
3	1.035		3.717
4	0.640		2.885
5	1.028		1.600

Project No.: 131660	Appendix B
18 September 2003

ALASKA GOLD CORPORATION

R O C K  C R E E K  G O L D  P R O J E C T
D A T A R E V I E W R E P O R T

DECAY ANALYSIS PROGRAM: AGC 1999 Threshold = 5 g/t Au

Input File Name =	RC_N_99.txt
Print File Name =	RC_N_99.prn
Message File Name =	RC_N_99.msg
Decay Threshold =	5.000
Tot. Rel. Diff. =	1.000
Min. No. Pos. Diff =	3
Full Scale Grade profile =	20.000
Normal Sample Interval =	1.520
Format to read data=	(a10,f11.2,2f15.2,i12)

Abnormal Interval: ard = 1.458 Numpos = 4 bhid = RMR-2
Grade Profile: * = 0.2000 Full Scale =20.0000
Rock Code (integer) is Printed to Right of Grade

3.0	4.6	5.780	0 ****************************
4.6	6.1	0.150	0
6.1	7.6	2.020	0 **********
7.6	9.1	0.300	0 *
9.1	10.6	2.140	0 **********
10.6	12.2	6.740	0 *********************************
12.2	13.7	3.130	0 ***************
13.7	15.2	5.190	0 *************************
15.2	16.7	2.210	0 ***********
16.7	18.2	0.300	0 *
18.2	19.8	0.910	0 ****

Abnormal Interval: ard = 2.193 Numpos = 4 bhid = RMR-3
Grade Profile: * = 0.2000 Full Scale =20.0000
Rock Code (integer) is Printed to Right of Grade

35.0	36.5	0.920	0 ****
36.5	38.0	0.240	0 *
38.0	39.5	0.350	0 *
39.5	41.0	0.510	0 **
41.0	42.6	0.900	0 ****
42.6	44.1	10.000	0 **************************************************
44.1	45.6	1.110	0 *****
45.6	47.1	0.240	0 *
47.1	48.6	0.380	0 *
48.6	50.2	6.290	0 *******************************
50.2	51.7	2.070	0 **********

Abnormal Interval: ard = 6.854 Numpos = 4 bhid = RMR-4
Grade Profile: * = 0.2000 Full Scale =20.0000
Rock Code (integer) is Printed to Right of Grade

4.6	6.1	0.060	0
6.1	7.6	0.060	0
7.6	9.1	0.230	0 *
9.1	10.6	1.070	0 *****
10.6	12.2	2.130	0 **********
12.2	13.7	5.290	0 **************************
13.7	15.2	1.900	0 *********
15.2	16.7	4.930	0 ************************
16.7	18.2	4.050	0 ********************
18.2	19.8	4.630	0 ***********************
19.8	21.3	4.520	0 **********************

Project No.: 131660	Appendix B
18 September 2003

ALASKA GOLD CORPORATION

R O C K  C R E E K  G O L D  P R O J E C T
D A T A  R E V I E W  R E P O R T

Abnormal Interval: ard = 1.820 Numpos = 2 bhid = RMR-4
Grade Profile: * = 0.2000 Full Scale =20.0000
Rock Code (integer) is Printed to Right of Grade

21.3	22.8	0.560	0 **
22.8	24.3	0.630	0 ***
24.3	25.8	0.010	0
25.8	27.4	2.290	0 ***********
27.4	28.9	2.210	0 ***********
28.9	30.4	5.970	0 *****************************
30.4	31.9	2.040	0 **********
31.9	33.4	5.490	0 ***************************
33.4	35.0	0.010	0
35.0	36.5	3.480	0 *****************
36.5	38.0	0.410	0 **

Abnormal Interval: ard = 5.783 Numpos = 5 bhid = RMR-5
Grade Profile: * = 0.2000 Full Scale =20.0000
Rock Code (integer) is Printed to Right of Grade

13.7	15.2	0.530	0 **
15.2	16.7	0.710	0 ***
16.7	18.2	0.230	0 *
18.2	19.8	0.270	0 *
19.8	21.3	1.570	0 *******
21.3	22.8	9.270	0 **********************************************
22.8	24.3	4.850	0 ************************
24.3	25.8	0.970	0 ****
25.8	27.4	1.570	0 *******
27.4	28.9	1.970	0 *********
28.9	30.4	2.130	0 **********

Abnormal Interval: ard = 4.709 Numpos = 4 bhid = RMR-
Grade Profile: * = 0.2000 Full Scale =20.0000
Rock Code (integer) is Printed to Right of Grade

25.8	27.4	0.110	0
27.4	28.9	0.070	0
28.9	30.4	0.110	0
30.4	31.9	0.150	0
31.9	33.4	3.360	0 ****************
33.4	35.0	5.320	0 **************************
35.0	36.5	3.040	0 ***************
36.5	38.0	0.690	0 ***
38.0	39.5	0.310	0 *
39.5	41.0	0.340	0 *
41.0	42.6	0.480	0 **

Project No.: 131660	Appendix B
18 September 2003

ALASKA GOLD CORPORATION

R O C K  C R E E K  G O L D  P R O J E C T
D A T A  R E V I E W  R E P O R T

DECAY ANALYSIS PROGRAM: AGC 2000 Threshold = 5 g/t Au

Input File Name =	rc_n_00.txt
Print File Name =	rc_n_00.prn
Message File Name =	msg
Decay Threshold =	5.000
Tot. Rel. Diff. =	1.000
Min. No. Pos. Diff =	3
Full Scale Grade profile =	20.000
Normal Sample Interval =	1.520
Format to read data=	(a10,f11.2,2f15.2,i12)

Abnormal Interval: ard = 4.063 Numpos = 4 bhid = RR-0-02
Grade Profile: * = 0.2000 Full Scale =20.0000
Rock Code (integer) is Printed to Right of Grade

3.0	4.6	2.700	0 *************
4.6	6.1	0.100	0
6.1	7.6	0.210	0 *
7.6	9.1	3.500	0 *****************
9.1	10.6	4.420	0 **********************
10.6	12.2	5.800	0 *****************************
12.2	13.7	11.990	0 ***********************************************************
13.7	15.2	9.890	0 *************************************************
15.2	16.7	3.940	0 *******************
16.7	18.2	0.800	0 ****
18.2	19.8	0.710	0 ***

Abnormal Interval: ard = 1.874 Numpos = 3 bhid = RR-0-02
Grade Profile: * = 0.2000 Full Scale =20.0000
Rock Code (integer) is Printed to Right of Grade

4.6	6.1	0.100	0
6.1	7.6	0.210	0 *
7.6	9.1	3.500	0 *****************
9.1	10.6	4.420	0 **********************
10.6	12.2	5.800	0 *****************************
12.2	13.7	11.990	0 ***********************************************************
13.7	15.2	9.890	0 *************************************************
15.2	16.7	3.940	0 *******************
16.7	18.2	0.800	0 ****
18.2	19.8	0.710	0 ***
19.8	21.3	1.000	0 *****

Abnormal Interval: ard = -0.226 Numpos = 3 bhid = RR-0-03
Grade Profile: * = 0.2000 Full Scale =20.0000
Rock Code (integer) is Printed to Right of Grade

15.2	16.7	0.240	0 *
16.7	18.2	1.230	0 ******
18.2	19.8	0.960	0 ****
19.8	21.3	1.060	0 *****
21.3	22.8	0.220	0 *
22.8	24.3	5.810	0 *****************************
24.3	25.8	1.490	0 *******
25.8	27.4	0.230	0 *
27.4	28.9	0.180	0
28.9	30.4	1.400	0 *******
30.4	31.9	0.570	0 **

Project No.: 131660	Appendix B
18 September 2003

ALASKA GOLD CORPORATION

R O C K  C R E E K  G O L D  P R O J E C T
D A T A  R E V I E W  R E P O R T

Abnormal Interval: ard = 5.500 Numpos = 5 bhid = RR-0-03
Grade Profile: * = 0.2000 Full Scale =20.0000
Rock Code (integer) is Printed to Right of Grade

25.8	27.4	0.230	0 *
27.4	28.9	0.180	0
28.9	30.4	1.400	0 *******
30.4	31.9	0.570	0 **
31.9	33.4	0.710	0 ***
33.4	35.0	26.320	0 ****************************************************************************************************
35.0	36.5	4.340	0 *********************
36.5	38.0	2.280	0 ***********
38.0	39.5	2.250	0 ***********
39.5	41.0	0.490	0 **
41.0	42.6	1.510	0 *******

Abnormal Interval: ard = 7.148 Numpos = 5 bhid = RR-0-04
Grade Profile: * = 0.2000 Full Scale =20.0000
Rock Code (integer) is Printed to Right of Grade

3.0	4.6	0.000	-9
4.6	6.1	0.000	-9
6.1	7.6	0.000	-9
7.6	9.1	0.130	0
9.1	10.6	1.670	0 ********
10.6	12.2	7.420	0 *************************************
12.2	13.7	3.220	0****************
13.7	15.2	0.220	0 *
15.2	16.7	0.080	0
16.7	18.2	0.580	0**
18.2	19.8	1.570	0*******

Abnormal Interval: ard = 1.540 Numpos = 2 bhid = RR-0-06
Grade Profile: * = 0.2000 Full Scale =20.0000
Rock Code (integer) is Printed to Right of Grade

21.3	22.8	0.010	0
22.8	24.3	0.190	0
24.3	25.8	0.820	0 ****
25.8	27.4	1.750	0 ********
27.4	28.9	0.470	0 **
28.9	30.4	6.530	0 ********************************
30.4	31.9	0.250	0 *
31.9	33.4	0.970	0 ****
33.4	35.0	0.610	0 ***
35.0	36.5	0.760	0 ***
36.5	38.0	0.210	0 *

Abnormal Interval: ard = 2.314 Numpos = 4 bhid = RR-0-06
Grade Profile: * = 0.2000 Full Scale =20.0000
Rock Code (integer) is Printed to Right of Grade

45.6	47.1	0.180	0
47.1	48.6	0.080	0
48.6	50.2	0.240	0 *
50.2	51.7	0.380	0 *
51.7	53.2	4.080	0 ********************
53.2	54.7	7.730	0 **************************************
54.7	56.2	2.560	0 ************
56.2	57.8	0.870	0 ****
57.8	59.3	0.790	0 ***
59.3	60.8	0.190	0
60.8	62.3	0.200	0 *

Project No.: 131660	Appendix B
18 September 2003

ALASKA GOLD CORPORATION

R O C K  C R E E K  G O L D  P R O J E C T
D A T A R E V I E W R E P O R T

Abnormal Interval: ard = 3.234 Numpos = 3 bhid = RR-0-08
Grade Profile: * = 0.2000 Full Scale =20.0000
Rock Code (integer) is Printed to Right of Grade

39.5	41.0	2.370	0 ***********
41.0	42.6	0.490	0 **
42.6	44.1	0.130	0
44.1	45.6	0.160	0
45.6	47.1	2.720	0 *************
47.1	48.6	13.500	0 *******************************************************************
48.6	50.2	2.570	0 ************
50.2	51.7	9.890	0 *************************************************
51.7	53.2	2.580	0 ************
53.2	54.7	1.180	0 *****
54.7	56.2	0.520	0 **

Abnormal Interval: ard = 0.459 Numpos = 3 bhid = RR-0-08
Grade Profile: * = 0.2000 Full Scale =20.0000
Rock Code (integer) is Printed to Right of Grade

42.6	44.1	0.130	0
44.1	45.6	0.160	0
45.6	47.1	2.720	0 *************
47.1	48.6	13.500	0 *******************************************************************
48.6	50.2	2.570	0 ************
50.2	51.7	9.890	0 *************************************************
51.7	53.2	2.580	0 ************
53.2	54.7	1.180	0 *****
54.7	56.2	0.520	0 **
56.2	57.8	1.900	0 *********
57.8	59.3	2.500	0 ************

Abnormal Interval: ard = 2.163 Numpos = 3 bhid = RR-0-08
Grade Profile: * = 0.2000 Full Scale =20.0000
Rock Code (integer) is Printed to Right of Grade

56.2	57.8	1.900	0 *********
57.8	59.3	2.500	0 ************
59.3	60.8	0.530	0 **
60.8	62.3	0.270	0 *
62.3	63.8	0.460	0 **
63.8	65.4	11.290	0 ********************************************************
65.4	66.9	3.990	0 *******************
66.9	68.4	1.970	0 *********
68.4	69.9	1.140	0 *****
69.9	71.4	1.750	0 ********
71.4	73.0	0.390	0 *

Abnormal Interval: ard = 3.856 Numpos = 3 bhid = RR-0-10
Grade Profile: * = 0.2000 Full Scale =20.0000
Rock Code (integer) is Printed to Right of Grade

31.9	33.4	0.230	0 *
33.4	35.0	0.060	0
35.0	36.5	0.160	0
36.5	38.0	0.010	0
38.0	39.5	0.070	0
39.5	41.0	7.060	0 ***********************************
41.0	42.6	0.580	0 **
42.6	44.1	0.080	0
44.1	45.6	0.130	0
45.6	47.1	0.040	0
47.1	48.6	1.160	0 *****

Project No.: 131660	Appendix B
18 September 2003

ALASKA GOLD CORPORATION

R O C K  C R E E K  G O L D  P R O J E C T
D A T A  R E V I E W  R E P O R T

Abnormal Interval: ard = 1.198 Numpos = 3 bhid = RR-0-11
Grade Profile: * = 0.2000 Full Scale =20.0000
Rock Code (integer) is Printed to Right of Grade

10.6	12.2	0.020	0
12.2	13.7	0.110	0
13.7	15.2	0.130	0
15.2	16.7	2.860	0 **************
16.7	18.2	3.930	0 *******************
18.2	19.8	31.420	0 ****************************************************************************************************
19.8	21.3	1.420	0 *******
21.3	22.8	0.820	0 ****
22.8	24.3	0.230	0 *
24.3	25.8	0.260	0 *
25.8	27.4	0.640	0 ***

Abnormal Interval: ard = 3.786 Numpos = 4 bhid = RR-0-11
Grade Profile: * = 0.2000 Full Scale =20.0000
Rock Code (integer) is Printed to Right of Grade

19.8	21.3	1.420	0 *******
21.3	22.8	0.820	0 ****
22.8	24.3	0.230	0 *
24.3	25.8	0.260	0 *
25.8	27.4	0.640	0 ***
27.4	28.9	16.670	0 ***********************************************************************************
28.9	30.4	10.840	0 ******************************************************
30.4	31.9	3.740	0 ******************
31.9	33.4	0.430	0 **
33.4	35.0	4.880	0 ************************
35.0	36.5	0.090	0

Abnormal Interval: ard = 4.497 Numpos = 4 bhid = RR-0-15
Grade Profile: * = 0.2000 Full Scale =20.0000
Rock Code (integer) is Printed to Right of Grade

48.6	50.2	0.620	0 ***
50.2	51.7	0.060	0
51.7	53.2	0.450	0 **
53.2	54.7	0.270	0 *
54.7	56.2	0.090	0
56.2	57.8	5.900	0 *****************************
57.8	59.3	28.440	0 ****************************************************************************************************
59.3	60.8	7.830	0 ***************************************
60.8	62.3	0.220	0 *
62.3	63.8	0.190	0
63.8	65.4	0.830	0 ****

Abnormal Interval: ard = 3.133 Numpos = 4 bhid = RR-0-15
Grade Profile: * = 0.2000 Full Scale =20.0000
Rock Code (integer) is Printed to Right of Grade

50.2	51.7	0.060	0
51.7	53.2	0.450	0 **
53.2	54.7	0.270	0 *
54.7	56.2	0.090	0
56.2	57.8	5.900	0 *****************************
57.8	59.3	28.440	0 ****************************************************************************************************
59.3	60.8	7.830	0 ***************************************
60.8	62.3	0.220	0 *
62.3	63.8	0.190	0
63.8	65.4	0.830	0 ****
65.4	66.9	0.970	0 ****

Project No.: 131660	Appendix B
18 September 2003

ALASKA GOLD CORPORATION

R O C K  C R E E K  G O L D  P R O J E C T
D A T A  R E V I E W  R E P O R T

Abnormal Interval: ard = 0.808 Numpos = 3 bhid = RR-0-15
Grade Profile: * = 0.2000 Full Scale =20.0000
Rock Code (integer) is Printed to Right of Grade

51.7	53.2	0.450	0 **
53.2	54.7	0.270	0 *
54.7	56.2	0.090	0
56.2	57.8	5.900	0 *****************************
57.8	59.3	28.440	0 ****************************************************************************************************
59.3	60.8	7.830	0 ***************************************
60.8	62.3	0.220	0 *
62.3	63.8	0.190	0
63.8	65.4	0.830	0 ****
65.4	66.9	0.970	0 ****
66.9	68.4	20.790	0 ****************************************************************************************************

Abnormal Interval: ard = 2.670 Numpos = 3 bhid = RR-0-15
Grade Profile: * = 0.2000 Full Scale =20.0000
Rock Code (integer) is Printed to Right of Grade

59.3	60.8	7.830	0 ***************************************
60.8	62.3	0.220	0 *
62.3	63.8	0.190	0
63.8	65.4	0.830	0 ****
65.4	66.9	0.970	0 ****
66.9	68.4	20.790	0 ****************************************************************************************************
68.4	69.9	5.020	0 *************************
69.9	71.4	0.630	0 ***
71.4	73.0	4.630	0 ***********************
73.0	74.5	1.480	0 *******
74.5	76.0	0.560	0 **

Abnormal Interval: ard = 1.699 Numpos = 4 bhid = RR-0-15
Grade Profile: * = 0.2000 Full Scale =20.0000
Rock Code (integer) is Printed to Right of Grade

60.8	62.3	0.220	0 *
62.3	63.8	0.190	0
63.8	65.4	0.830	0 ****
65.4	66.9	0.970	0 ****
66.9	68.4	20.790	0 ****************************************************************************************************
68.4	69.9	5.020	0 *************************
69.9	71.4	0.630	0 ***
71.4	73.0	4.630	0 ***********************
73.0	74.5	1.480	0 *******
74.5	76.0	0.560	0 **
76.0	77.5	0.470	0 **

Abnormal Interval: ard = 6.923 Numpos = 5 bhid = RR-0-17
Grade Profile: * = 0.2000 Full Scale =20.0000
Rock Code (integer) is Printed to Right of Grade

42.6	44.1	0.240	0 *
44.1	45.6	0.190	0
45.6	47.1	0.260	0 *
47.1	48.6	0.420	0 **
48.6	50.2	0.630	0 ***
50.2	51.7	5.850	0 *****************************
51.7	53.2	2.310	0 ***********
53.2	54.7	2.590	0 ************
54.7	56.2	3.580	0 *****************
56.2	57.8	0.860	0 ****
57.8	59.3	1.200	0 ******

Project No.: 131660	Appendix B
18 September 2003

ALASKA GOLD CORPORATION

R O C K  C R E E K  G O L D  P R O J E C T
D A T A R E V I E W R E P O R T

Abnormal Interval: ard = -0.096 Numpos = 3 bhid = RR-0-19
Grade Profile: * = 0.2000 Full Scale =20.0000
Rock Code (integer) is Printed to Right of Grade

38.0	39.5	0.010	0
39.5	41.0	0.960	0 ****
41.0	42.6	0.060	0
42.6	44.1	0.510	0 **
44.1	45.6	1.910	0 *********
45.6	47.1	6.970	0 **********************************
47.1	48.6	0.260	0 *
48.6	50.2	2.270	0 ***********
50.2	51.7	0.280	0 *
51.7	53.2	0.050	0
53.2	54.7	0.020	0

Abnormal Interval: ard = 3.261 Numpos = 4 bhid = RR-0-20
Grade Profile: * = 0.2000 Full Scale =20.0000
Rock Code (integer) is Printed to Right of Grade

59.3	60.8	0.010	0
60.8	62.3	0.060	0
62.3	63.8	1.780	0 ********
63.8	65.4	0.220	0 *
65.4	66.9	0.040	0
66.9	68.4	5.730	0 ****************************
68.4	69.9	1.210	0 ******
69.9	71.4	0.360	0 *
71.4	73.0	0.220	0 *
73.0	74.5	0.120	0
74.5	76.0	0.190	0

Abnormal Interval: ard = 3.848 Numpos = 4 bhid = RR-0-25
Grade Profile: * = 0.2000 Full Scale =20.0000
Rock Code (integer) is Printed to Right of Grade

42.6	44.1	0.560	0 **
44.1	45.6	0.030	0
45.6	47.1	0.920	0 ****
47.1	48.6	0.030	0
48.6	50.2	0.110	0
50.2	51.7	13.200	0 ******************************************************************
51.7	53.2	3.030	0 ***************
53.2	54.7	3.030	0 ***************
54.7	56.2	0.030	0
56.2	57.8	0.130	0
57.8	59.3	1.100	0 *****

Abnormal Interval: ard = 3.338 Numpos = 5 bhid = RR-0-25
Grade Profile: * = 0.2000 Full Scale =20.0000
Rock Code (integer) is Printed to Right of Grade

51.7	53.2	3.030	0 ***************
53.2	54.7	3.030	0 ***************
54.7	56.2	0.030	0
56.2	57.8	0.130	0
57.8	59.3	1.100	0 *****
59.3	60.8	8.860	0 ********************************************
60.8	62.3	2.030	0 **********
62.3	63.8	0.180	0
63.8	65.4	1.540	0 *******
65.4	66.9	3.470	0 *****************
66.9	68.4	4.370	0 *********************

Project No.: 131660	Appendix B
18 September 2003

ALASKA GOLD CORPORATION

R O C K  C R E E K  G O L D  P R O J E C T
D A T A  R E V I E W  R E P O R T

Abnormal Interval: ard = 2.796 Numpos = 3 bhid = RR-0-26
Grade Profile: * = 0.2000 Full Scale =20.0000
Rock Code (integer) is Printed to Right of Grade

57.8	59.3	0.320	0 *
59.3	60.8	1.700	0 ********
60.8	62.3	0.080	0
62.3	63.8	0.020	0
63.8	65.4	0.030	0
65.4	66.9	8.270	0 *****************************************
66.9	68.4	7.570	0 *************************************
68.4	69.9	0.490	0 **
69.9	71.4	1.030	0 *****
71.4	73.0	0.140	0
73.0	74.5	0.100	0

Abnormal Interval: ard = 0.034 Numpos = 3 bhid = RR-0-26
Grade Profile: * = 0.2000 Full Scale =20.0000
Rock Code (integer) is Printed to Right of Grade

59.3	60.8	1.700	0 ********
60.8	62.3	0.080	0
62.3	63.8	0.020	0
63.8	65.4	0.030	0
65.4	66.9	8.270	0 *****************************************
66.9	68.4	7.570	0 *************************************
68.4	69.9	0.490	0 **
69.9	71.4	1.030	0 *****
71.4	73.0	0.140	0
73.0	74.5	0.100	0
74.5	76.0	0.090	0

Abnormal Interval: ard = 2.255 Numpos = 3 bhid = RR-0-28
Grade Profile: * = 0.2000 Full Scale =20.0000
Rock Code (integer) is Printed to Right of Grade

30.4	31.9	0.320	0 *
31.9	33.4	0.230	0 *
33.4	35.0	2.080	0 **********
35.0	36.5	0.440	0 **
36.5	38.0	2.080	0 **********
38.0	39.5	6.660	0 *********************************
39.5	41.0	1.980	0 *********
41.0	42.6	0.590	0 **
42.6	44.1	1.190	0 *****
44.1	45.6	2.280	0 ***********
45.6	47.1	0.870	0 ****

Abnormal Interval: ard = 0.061 Numpos = 3 bhid = RR-0-35
Grade Profile: * = 0.2000 Full Scale =20.0000
Rock Code (integer) is Printed to Right of Grade

16.7	18.2	0.390	0 *
18.2	19.8	0.150	0
19.8	21.3	0.230	0 *
21.3	22.8	0.330	0 *
22.8	24.3	0.020	0
24.3	25.8	6.760	0 *********************************
25.8	27.4	0.600	0 ***
27.4	28.9	0.790	0 ***
28.9	30.4	0.250	0 *
30.4	31.9	0.050	0
31.9	33.4	0.030	0

Project No.: 131660	Appendix B
18 September 2003

ALASKA GOLD CORPORATION

R O C K  C R E E K  G O L D  P R O J E C T
D A T A  R E V I E W  R E P O R T

Abnormal Interval: ard = 1.750 Numpos = 2 bhid = RR-0-37
Grade Profile: * = 0.2000 Full Scale =20.0000
Rock Code (integer) is Printed to Right of Grade

63.8	65.4	0.010	0
65.4	66.9	0.010	0
66.9	68.4	0.010	0
68.4	69.9	0.010	0
69.9	71.4	0.220	0 *
71.4	73.0	10.720	0 *****************************************************
73.0	74.5	0.740	0 ***
74.5	76.0	0.010	0
76.0	77.5	0.010	0
77.5	79.0	0.020	0
79.0	80.6	0.010	0

Abnormal Interval: ard = 6.260 Numpos = 5 bhid = RR-0-38
Grade Profile: * = 0.2000 Full Scale =20.0000
Rock Code (integer) is Printed to Right of Grade

7.6	9.1	0.350	0 *
9.1	10.6	0.320	0 *
10.6	12.2	0.300	0 *
12.2	13.7	0.280	0 *
13.7	15.2	0.760	0 ***
15.2	16.7	7.340	0 ************************************
16.7	18.2	1.620	0 ********
18.2	19.8	0.660	0 ***
19.8	21.3	34.110	0 ****************************************************************************************************
21.3	22.8	3.280	0 ****************
22.8	24.3	1.240	0 ******

Abnormal Interval: ard = 1.797 Numpos = 3 bhid = RR-0-38
Grade Profile: * = 0.2000 Full Scale =20.0000
Rock Code (integer) is Printed to Right of Grade

12.2	13.7	0.280	0 *
13.7	15.2	0.760	0 ***
15.2	16.7	7.340	0 ************************************
16.7	18.2	1.620	0 ********
18.2	19.8	0.660	0 ***
19.8	21.3	34.110	0 ****************************************************************************************************
21.3	22.8	3.280	0 ****************
22.8	24.3	1.240	0 ******
24.3	25.8	1.060	0 *****
25.8	27.4	5.160	0 *************************
27.4	28.9	0.610	0 ***

Summary Statistics by Position:

Not Printed Out			Selected for Print
	10		30

Numpos = 0		2	0
Numpos = 1		5	0
Numpos = 2		3	2
Numpos = 3		0	15
Numpos = 4		0	8
Numpos = 5		0	5

-5	1.038		0.864
-4	4.251		0.495
-3	1.539		0.866
-2	0.954		1.366

Project No.: 131660	Appendix B
18 September 2003

ALASKA GOLD CORPORATION

R O C K  C R E E K  G O L D  P R O J E C T
D A T A  R E V I E W  R E P O R T

-1	3.931	3.326
0	8.492	11.715
1	1.328	4.099
2	0.639	2.094
3	1.263	2.149
4	0.226	1.154
5	0.504	1.484

Project No.: 131660	Appendix B
18 September 2003

ALASKA GOLD COMPANY

R O C K  C R E E K  G O L D  P R O J E C T
D A T A  R E V I E W  R E P O R T

A P P E N D I X   C – T W I N   C R O S S - S E C T I O N S

Project No.: 131660	Appendix C
10 July 2003

150.0 Z
100.0 Z
50.0 Z
0.0 Z
360.0 E
380.0 E
400.0 E
420.0 E
440.0 E
460.0 E
480.0 E
400.0 X
450.0 X
RCR-4-22
RCC-4-01

AU: ASSAY COLOUR CODES

0.000	0.800
0.800	1.000
1.000	3.000
3.000	5.000
5.000	999.000

Compania Minera Antamina S.A.
Lima Office
Av. La Floresta 497, Piso 4
Urb. Chacarilla, San Borja
Lima, Peru

UNITS : METRES DATE: 03/06/07 TIME: 19:22:18

Rock Creek
Twins RCC-4-001 and RCR-4-22
Section 450N
1:500

Software by Gemcom Software International

380.0 E
400.0 E
400.0 X
420.0 E
440.0 E
450.0 X
460.0 E
480.0 E
500.0 E
500.0 X
100.0 Z
50.0 Z
0.0 Z
-50.0 Z
RC-7-008
RCC-5-20

AU: ASSAY COLOUR CODES

0.000	0.300	black
0.300	1.000	blue
1.000	3.000	green
3.000	5.000	red
5.000	999.000	magenta

Compania Minera Antamina S.A.
Lima Office
Av. La Floresta 497, Piso 4
Urb. Chacarilla, San Borja
Lima, Peru

UNITS : METRES DATE: 03/06/08 TIME: 11:15:06

Rock Creek
Twins RC-7-008 and RCC-5-20
Section 600N
1:500

Software by Gemcom Software International

360.0 E
380.0 E
400.0 E
420.0 E
440.0 E
460.0 E
480.0 E
400.0 X
450.0 X
100.0 Z
50.0 Z
0.0 Z
-50.0 Z
RC-7-021
RR-7-002

AU, ASSAY COLOUR CODES

Compania Minera Antamina S.A.
Lima Office
Av. La Floresta 497, Piso 4
Urb. Chacarilla, San Borja
Lima, Peru

UNITS : METRES DATE: 03/06/07 TIME: 19:34:34

Rock Creek
Twins RC-7-021 and RR-7-002
Section 500N
1:500

Software by Gemcom Software International

450.0 X
460.0 E
480.0 E
500.0 E
500.0 X
520.0 E
540.0 E
550.0 X
560.0 E
100.0 Z
50.0 Z
0.0 Z
-50.0 Z
RMR-5
RC-7-002

AU, ASSAY COLOUR CODES

0.000	0.300	
0.300	1.000	
1.000	3.000	
3.000	5.000	
5.000	999.000	

Compania Minera Antamina S.A.
Lima Office
Av. La Floresta 497, Piso 4
Urb. Chacarilla, San Borja
Lima, Peru

UNITS : METRES DATE: 03/06/08 TIME: 19:19:23

Rock Creek
Twins RC-7-002 and RMR-5
Section 450N
1:500

Software by Gemcom Software International

350.0 X
360.0 E
380.0 E
400.0 E
420.0 E
440.0 E
450.0 X
460.0 E
480.0 E
100.0 Z
50.0 Z
0.0 Z
-50.0 Z
RC-7-005
RMR-6

AU: ASSAY COLOUR CODES

Compania Minera Antamina S.A.
Lima Office
Av. La Floresta 497, Piso 4
Urb. Chacarilla, San Borja
Lima, Peru

UNITS : METRES DATE: 03/06/08 TIME: 19:20:19

Rock Creek
Twins RC-7-005 and RMR-6
Section 450N
1:500

Software by Gemcom Software International

350.0 X
360.0 E
380.0 E
400.0 E
420.0 E
440.0 E
450.0 X
460.0 E
100.0 Z
50.0 Z
0.0 Z
-50.0 Z
400.0 X
RCC-4-11
RC-7-016

AU: ASSAY COLOUR CODES

0.000	0.300	
0.300	1.000	
1.000	3.000	
3.000	5.000	
5.000	999.000	

Compania Minera Antamina S.A.
Lima Office
Av. La Floresta 497, Piso 4
Urb. Chacarilla, San Borja
Lima, Peru

UNITS : METRES DATE: 03/06/08 TIME: 11:21:36

Rock Creek
Twins RC-7-016 and RCC-4-11
Section 750N
1:500

Software by Gemcom Software International

ALASKA GOLD COMPANY

R O C K  C R E E K  G O L D  P R O J E C T
D A T A R E V I E W R E P O R T

A P P E N D I X   D – D A T A   Q U A L I T Y   S C O R E S

Project No.: 131660	Appendix D
10 July 2003

Hole-ID	Company	Year	Method and Bit Type	Score	RI	Sample Method Type	Score	RI	Sample Preparation	Score	RI	Analytical Method Type	Score	RI	Recovery Data	Score	RI	QC Protocols	Score	RI	Results (%)	Score	RI	Final Score
RC92-001	Newmont	1992	Core HQ	5	7	entire core	5	3	Crush 11-15 kg to -10, pulv	5	7	MSA FA	4	10	Yes	5	1	No	1	10	3	1	3	143
RC92-002	Newmont	1992	Core HQ	5	7	entire core	5	3	Crush 11-15 kg to -10, pulv	5	7	MSA FA	4	10	Yes	5	1	No	1	10	3	1	3	143
AC92-005	Newmont	1992	Core HQ	5	7	entire core	5	3	Crush 11-15 kg to -10, pulv	5	7	MSA FA	4	10	Yes	5	1	No	1	10	3	1	3	143
DDH90-1	Tenneco	1990	Core HX	5	7	half core	4	3	Unknown	1	7	MSA FA?	4	10	Yes	5	1	No	1	10	Unknown	1	3	112
RR-7-001	PDX	1987	RC Tricone	2	7	wet split beneath cyclone	2	3	Unknown	1	7	Geochem and MSA>1ppm	1	10	No	1	1	No	1	10	0	5	3	63
RR-7-002	PDX	1987	RC Tricone	2	7	wet split beneath cyclone	2	3	Unknown	1	7	Geochem and MSA>1ppm	1	10	No	1	1	No	1	10	0	5	3	63
RR-7-003	PDX	1987	RC Tricone	2	7	wet split beneath cyclone	2	3	Unknown	1	7	Geochem and MSA>1ppm	1	10	No	1	1	No	1	10	0	5	3	63
RR-7-004	PDX	1987	RC Tricone	2	7	wet split beneath cyclone	2	3	Unknown	1	7	Geochem and MSA>1ppm	1	10	No	1	1	No	1	10	0	5	3	63
RR-7-005	PDX	1987	RC Tricone	2	7	wet split beneath cyclone	2	3	Unknown	1	7	Geochem and MSA>1ppm	1	10	No	1	1	No	1	10	0	5	3	63
RR-7-006	PDX	1987	RC Tricone	2	7	wet split beneath cyclone	2	3	Unknown	1	7	Geochem and MSA>1ppm	1	10	No	1	1	No	1	10	0	5	3	63
RR-7-007	PDX	1987	RC Tricone	2	7	wet split beneath cyclone	2	3	Unknown	1	7	Geochem and MSA>1ppm	1	10	No	1	1	No	1	10	0	5	3	63
RR-7-008	PDX	1987	RC Tricone	2	7	wet split beneath cyclone	2	3	Unknown	1	7	Geochem and MSA>1ppm	1	10	No	1	1	No	1	10	0	5	3	63
RR-7-009	PDX	1987	RC Tricone	2	7	wet split beneath cyclone	2	3	Unknown	1	7	Geochem and MSA>1ppm	1	10	No	1	1	No	1	10	0	5	3	63
RR-7-010	PDX	1987	RC Tricone	2	7	wet split beneath cyclone	2	3	Unknown	1	7	Geochem and MSA>1ppm	1	10	No	1	1	No	1	10	0	5	3	63
RR-7-011	PDX	1987	RC Tricone	2	7	wet split beneath cyclone	2	3	Unknown	1	7	Geochem and MSA>1ppm	1	10	No	1	1	No	1	10	0	5	3	63
RR-7-013	PDX	1987	RC Tricone	2	7	wet split beneath cyclone	2	3	Unknown	1	7	Geochem and MSA>1ppm	1	10	No	1	1	No	1	10	0	5	3	63
RR-7-014	PDX	1987	RC Tricone	2	7	wet split beneath cyclone	2	3	Unknown	1	7	Geochem and MSA>1ppm	1	10	No	1	1	No	1	10	0	5	3	63
RR-7-015	PDX	1987	RC Tricone	2	7	wet split beneath cyclone	2	3	Unknown	1	7	Geochem and MSA>1ppm	1	10	No	1	1	No	1	10	0	5	3	63
RR-7-016	PDX	1987	RC Tricone	2	7	wet split beneath cyclone	2	3	Unknown	1	7	Geochem and MSA>1ppm	1	10	No	1	1	No	1	10	0	5	3	63
RR-7-017	PDX	1987	RC Tricone	2	7	wet split beneath cyclone	2	3	Unknown	1	7	Geochem and MSA>1ppm	1	10	No	1	1	No	1	10	0	5	3	63
RR-8-018	PDX	1988	RC Tricone	2	7	wet split beneath cyclone	2	3	Unknown	1	7	1 AT FA and MSA>0.03 opt	3	10	No	1	1	No	1	10	0	5	3	83
RR-8-019	PDX	1988	RC Tricone	2	7	wet split beneath cyclone	2	3	Unknown	1	7	1 AT FA and MSA>0.03 opt	3	10	No	1	1	No	1	10	0	5	3	83
RR-8-020	PDX	1988	RC Tricone	2	7	wet split beneath cyclone	2	3	Unknown	1	7	1 AT FA and MSA>0.03 opt	3	10	No	1	1	No	1	10	0	5	3	83
RR-8-021	PDX	1988	RC Tricone	2	7	wet split beneath cyclone	2	3	Unknown	1	7	1 AT FA and MSA>0.03 opt	3	10	No	1	1	No	1	10	0	5	3	83
RR-8-022	PDX	1988	RC Tricone	2	7	wet split beneath cyclone	2	3	Unknown	1	7	1 AT FA and MSA>0.03 opt	3	10	No	1	1	No	1	10	0	5	3	83
RR-8-023	PDX	1988	RC Tricone	2	7	wet split beneath cyclone	2	3	Unknown	1	7	1 AT FA and MSA>0.03 opt	3	10	No	1	1	No	1	10	0	5	3	83
RR-8-024	PDX	1988	RC Tricone	2	7	wet split beneath cyclone	2	3	Unknown	1	7	1 AT FA and MSA>0.03 opt	3	10	No	1	1	No	1	10	0	5	3	83
RR-8-025	PDX	1988	RC Tricone	2	7	wet split beneath cyclone	2	3	Unknown	1	7	1 AT FA and MSA>0.03 opt	3	10	No	1	1	No	1	10	0	5	3	83
RR-8-026	PDX	1988	RC Tricone	2	7	wet split beneath cyclone	2	3	Unknown	1	7	1 AT FA and MSA>0.03 opt	3	10	No	1	1	No	1	10	0	5	3	83
RR-8-027	PDX	1988	RC Tricone	2	7	wet split beneath cyclone	2	3	Unknown	1	7	1 AT FA and MSA>0.03 opt	3	10	No	1	1	No	1	10	0	5	3	83
RR-8-028	PDX	1988	RC Tricone	2	7	wet split beneath cyclone	2	3	Unknown	1	7	1 AT FA and MSA>0.03 opt	3	10	No	1	1	No	1	10	0	5	3	83
RR-8-029	PDX	1988	RC Tricone	2	7	wet split beneath cyclone	2	3	Unknown	1	7	1 AT FA and MSA>0.03 opt	3	10	No	1	1	No	1	10	0	5	3	83
RR-8-030	PDX	1988	RC Tricone	2	7	wet split beneath cyclone	2	3	Unknown	1	7	1 AT FA and MSA>0.03 opt	3	10	No	1	1	No	1	10	0	5	3	83
RR-8-031	PDX	1988	RC Tricone	2	7	wet split beneath cyclone	2	3	Unknown	1	7	1 AT FA and MSA>0.03 opt	3	10	No	1	1	No	1	10	0	5	3	83
RR-8-032	PDX	1988	RC Tricone	2	7	wet split beneath cyclone	2	3	Unknown	1	7	1 AT FA and MSA>0.03 opt	3	10	No	1	1	No	1	10	0	5	3	83
RR-8-033	PDX	1988	RC Tricone	2	7	wet split beneath cyclone	2	3	Unknown	1	7	1 AT FA and MSA>0.03 opt	3	10	No	1	1	No	1	10	0	5	3	83
RR-8-034	PDX	1988	RC Tricone	2	7	wet split beneath cyclone	2	3	Unknown	1	7	1 AT FA and MSA>0.03 opt	3	10	No	1	1	No	1	10	0	5	3	83
RR-8-035	PDX	1988	RC Tricone	2	7	wet split beneath cyclone	2	3	Unknown	1	7	1 AT FA and MSA>0.03 opt	3	10	No	1	1	No	1	10	0	5	3	83
RR-8-036	PDX	1988	RC Tricone	2	7	wet split beneath cyclone	2	3	Unknown	1	7	1 AT FA and MSA>0.03 opt	3	10	No	1	1	No	1	10	0	5	3	83
RR-8-037	PDX	1988	RC Tricone	2	7	wet split beneath cyclone	2	3	Unknown	1	7	1 AT FA and MSA>0.03 opt	3	10	No	1	1	No	1	10	0	5	3	83
RR-8-038	PDX	1988	RC Tricone	2	7	wet split beneath cyclone	2	3	Unknown	1	7	1 AT FA and MSA>0.03 opt	3	10	No	1	1	No	1	10	0	5	3	83
RR-8-039	PDX	1988	RC Tricone	2	7	wet split beneath cyclone	2	3	Unknown	1	7	1 AT FA and MSA>0.03 opt	3	10	No	1	1	No	1	10	0	5	3	83
RR-8-040	PDX	1988	RC Tricone	2	7	wet split beneath cyclone	2	3	Unknown	1	7	1 AT FA and MSA>0.03 opt	3	10	No	1	1	No	1	10	0	5	3	83
RR-8-041	PDX	1988	RC Tricone	2	7	wet split beneath cyclone	2	3	Unknown	1	7	1 AT FA and MSA>0.03 opt	3	10	No	1	1	No	1	10	0	5	3	83
RR-8-042	PDX	1988	RC Tricone	2	7	wet split beneath cyclone	2	3	Unknown	1	7	1 AT FA and MSA>0.03 opt	3	10	No	1	1	No	1	10	0	5	3	83
RR-8-043	PDX	1988	RC Tricone	2	7	wet split beneath cyclone	2	3	Unknown	1	7	1 AT FA and MSA>0.03 opt	3	10	No	1	1	No	1	10	0	5	3	83
RR-8-044	PDX	1988	RC Tricone	2	7	wet split beneath cyclone	2	3	Unknown	1	7	1 AT FA and MSA>0.03 opt	3	10	No	1	1	No	1	10	0	5	3	83
RR-8-045	PDX	1988	RC Tricone	2	7	wet split beneath cyclone	2	3	Unknown	1	7	1 AT FA and MSA>0.03 opt	3	10	No	1	1	No	1	10	0	5	3	83
RR-8-046	PDX	1988	RC Tricone	2	7	wet split beneath cyclone	2	3	Unknown	1	7	1 AT FA and MSA>0.03 opt	3	10	No	1	1	No	1	10	0	5	3	83
RR-8-047	PDX	1988	RC Tricone	2	7	wet split beneath cyclone	2	3	Unknown	1	7	1 AT FA and MSA>0.03 opt	3	10	No	1	1	No	1	10	0	5	3	83
RR-8-048	PDX	1988	RC Tricone	2	7	wet split beneath cyclone	2	3	Unknown	1	7	1 AT FA and MSA>0.03 opt	3	10	No	1	1	No	1	10	0	5	3	83
RR-8-049	PDX	1988	RC Tricone	2	7	wet split beneath cyclone	2	3	Unknown	1	7	1 AT FA and MSA>0.03 opt	3	10	No	1	1	No	1	10	0	5	3	83
RR-8-050	PDX	1988	RC Tricone	2	7	wet split beneath cyclone	2	3	Unknown	1	7	1 AT FA and MSA>0.03 opt	3	10	No	1	1	No	1	10	0	5	3	83
RR-8-054	PDX	1988	RC Tricone	2	7	wet split beneath cyclone	2	3	Unknown	1	7	1 AT FA and MSA>0.03 opt	3	10	No	1	1	No	1	10	0	5	3	83
RR-8-055	PDX	1988	RC Tricone	2	7	wet split beneath cyclone	2	3	Unknown	1	7	1 AT FA and MSA>0.03 opt	3	10	No	1	1	No	1	10	0	5	3	83
RR-8-056	PDX	1988	RC Tricone	2	7	wet split beneath cyclone	2	3	Unknown	1	7	1 AT FA and MSA>0.03 opt	3	10	No	1	1	No	1	10	0	5	3	83
RR-8-057	PDX	1988	RC Tricone	2	7	wet split beneath cyclone	2	3	Unknown	1	7	1 AT FA and MSA>0.03 opt	3	10	No	1	1	No	1	10	0	5	3	83
RR-8-058	PDX	1988	RC Tricone	2	7	wet split beneath cyclone	2	3	Unknown	1	7	1 AT FA and MSA>0.03 opt	3	10	No	1	1	No	1	10	0	5	3	83
RR-8-059	PDX	1988	RC Tricone	2	7	wet split beneath cyclone	2	3	Unknown	1	7	1 AT FA and MSA>0.03 opt	3	10	No	1	1	No	1	10	0	5	3	83
RR-8-060	PDX	1988	RC Tricone	2	7	wet split beneath cyclone	2	3	Unknown	1	7	1 AT FA and MSA>0.03 opt	3	10	No	1	1	No	1	10	0	5	3	83
RR-8-061	PDX	1988	RC Tricone	2	7	wet split beneath cyclone	2	3	Unknown	1	7	1 AT FA and MSA>0.03 opt	3	10	No	1	1	No	1	10	0	5	3	83
RR-8-062	PDX	1988	RC Tricone	2	7	wet split beneath cyclone	2	3	Unknown	1	7	1 AT FA and MSA>0.03 opt	3	10	No	1	1	No	1	10	0	5	3	83
RR-8-063	PDX	1988	RC Tricone	2	7	wet split beneath cyclone	2	3	Unknown	1	7	1 AT FA and MSA>0.03 opt	3	10	No	1	1	No	1	10	0	5	3	83
RR-8-064	PDX	1988	RC Tricone	2	7	wet split beneath cyclone	2	3	Unknown	1	7	1 AT FA and MSA>0.03 opt	3	10	No	1	1	No	1	10	0	5	3	83
RR-8-065	PDX	1988	RC Tricone	2	7	wet split beneath cyclone	2	3	Unknown	1	7	1 AT FA and MSA>0.03 opt	3	10	No	1	1	No	1	10	0	5	3	83
RR-8-072	PDX	1988	RC Tricone	2	7	wet split beneath cyclone	2	3	Unknown	1	7	1 AT FA and MSA>0.03 opt	3	10	No	1	1	No	1	10	0	5	3	83
RR-8-075	PDX	1988	RC Tricone	2	7	wet split beneath cyclone	2	3	Unknown	1	7	1 AT FA and MSA>0.03 opt	3	10	No	1	1	No	1	10	0	5	3	83
RR-8-076	PDX	1988	RC Tricone	2	7	wet split beneath cyclone	2	3	Unknown	1	7	1 AT FA and MSA>0.03 opt	3	10	No	1	1	No	1	10	0	5	3	83
RR-8-078	PDX	1988	RC Tricone	2	7	wet split beneath cyclone	2	3	Unknown	1	7	1 AT FA and MSA>0.03 opt	3	10	No	1	1	No	1	10	0	5	3	83
RR-8-079	PDX	1988	RC Tricone	2	7	wet split beneath cyclone	2	3	Unknown	1	7	1 AT FA and MSA>0.03 opt	3	10	No	1	1	No	1	10	0	5	3	83
RR-8-080	PDX	1988	RC Tricone	2	7	wet split beneath cyclone	2	3	Unknown	1	7	1 AT FA and MSA>0.03 opt	3	10	No	1	1	No	1	10	0	5	3	83
RR-8-082	PDX	1988	RC Tricone	2	7	wet split beneath cyclone	2	3	Unknown	1	7	1 AT FA and MSA>0.03 opt	3	10	No	1	1	No	1	10	0	5	3	83
RR-8-084	PDX	1988	RC Tricone	2	7	wet split beneath cyclone	2	3	Unknown	1	7	1 AT FA and MSA>0.03 opt	3	10	No	1	1	No	1	10	0	5	3	83
RR-8-086	PDX	1988	RC Tricone	2	7	wet split beneath cyclone	2	3	Unknown	1	7	1 AT FA and MSA>0.03 opt	3	10	No	1	1	No	1	10	0	5	3	83
RR-8-088	PDX	1988	RC Tricone	2	7	wet split beneath cyclone	2	3	Unknown	1	7	1 AT FA and MSA>0.03 opt	3	10	No	1	1	No	1	10	0	5	3	83
RR-8-090	PDX	1988	RC Tricone	2	7	wet split beneath cyclone	2	3	Unknown	1	7	1 AT FA and MSA>0.03 opt	3	10	No	1	1	No	1	10	0	5	3	83
RR-9-091	PDX	1989	RC Tricone	2	7	wet split beneath cyclone	2	3	Unknown	1	7	Geochem and MSA>1ppm	1	10	No	1	1	No	1	10	0	5	3	63
RR-9-092	PDX	1989	RC Tricone	2	7	wet split beneath cyclone	2	3	Unknown	1	7	Geochem and MSA>1ppm	1	10	No	1	1	No	1	10	0	5	3	63
RR-9-093	PDX	1989	RC Tricone	2	7	wet split beneath cyclone	2	3	Unknown	1	7	Geochem and MSA>1ppm	1	10	No	1	1	No	1	10	0	5	3	63
RR-9-094	PDX	1989	RC Tricone	2	7	wet split beneath cyclone	2	3	Unknown	1	7	Geochem and MSA>1ppm	1	10	No	1	1	No	1	10	0	5	3	63
RR-9-095	PDX	1989	RC Tricone	2	7	wet split beneath cyclone	2	3	Unknown	1	7	Geochem and MSA>1ppm	1	10	No	1	1	No	1	10	0	5	3	63
RR-9-096	PDX	1989	RC Tricone	2	7	wet split beneath cyclone	2	3	Unknown	1	7	Geochem and MSA>1ppm	1	10	No	1	1	No	1	10	0	5	3	63
RR-9-097	PDX	1989	RC Tricone	2	7	wet split beneath cyclone	2	3	Unknown	1	7	Geochem and MSA>1ppm	1	10	No	1	1	No	1	10	0	5	3	63
RR-9-098	PDX	1989	RC Tricone	2	7	wet split beneath cyclone	2	3	Unknown	1	7	Geochem and MSA>1ppm	1	10	No	1	1	No	1	10	0	5	3	63
RR-9-099	PDX	1989	RC Tricone	2	7	wet split beneath cyclone	2	3	Unknown	1	7	Geochem and MSA>1ppm	1	10	No	1	1	No	1	10	0	5	3	63
RR-9-100	PDX	1989	RC Tricone	2	7	wet split beneath cyclone	2	3	Unknown	1	7	Geochem and MSA>1ppm	1	10	No	1	1	No	1	10	0	5	3	63
RM-7-019	PDX	1987	Rotary	1	7	Unknown	1	3	Unknown	1	7	Geochem and MSA>1ppm	1	10	No	1	1	No	1	10	Unknown	1	3	41

A - 5  Q A / Q C    F O R     A S S A Y I N G    O F
2 0 0 4    C A M P A I G N

Memo

To	Kevin Francis	File No.
From	Scott Long	cc
Tel
Fax
Date	June 6, 2005

Subject	Rock Creek 2004 Drilling Sample Check Assays

Conclusions

The SGS check assays returned slightly higher Au results compared to the original Chemex results, with an estimated relative bias of approximately nine percent. The relative bias is likely either caused by a high bias in the SGS results, a low bias in the Chemex results, or a combination of these. The SRMs that were inserted in the SGS sample submission appear to have probable misidentification or misstatement of best values for some samples, hence they cannot be used with confidence to estimate an absolute bias to the SGS results.

One possible explanation for a low bias at Chemex, if it exists, is the increased grinding samples underwent at Chemex, where samples were more intensely ground in order to maintain a small oversize fraction. Intense grinding can in some cases lead to gold losses as gold plates out on pulverizer surfaces. Such losses might reveal themselves in elevated gold in sample blanks. Such losses would not be uniform, but would tend to occur in samples that have large malleable gold-bearing particles.

The Chemex results appear to provide gold results that have little risk of over-estimating gold grades.

Background

A list of sample for check assay was created based upon a semi-random selection from the deposit ore zones. No original assay criterion was used in the selection process, thus the selected samples span a wide grade range and should be considered representative of those samples within mineralized drilling intercepts or down-hole drilling composites likely to be classified as ore grade. In order to obtain wide geographic coverage, the number of samples randomly selected per drill hole was restricted.

Approximately 100 samples were requested. Chemex in Fairbanks was unable to locate some of the samples in their sample storage. A few additional samples that were recorded as shipped are absent from the SGS check assay results. A total of 77 drill samples were included in the final submission, plus some control samples including blanks and duplicates. In three cases SGS received samples weighing more than 7 kg, and these three samples were split into “A” and “B” fractions that were then assayed as two separate samples. Thus the submission

AMEC E&C Services Inc.
2001 W. Camelback Road, Suite 300
Phoenix, Arizona
USA 85015
Tel +1 602 343 2400
Fax +1 602 343 2499
www.amec.com

includes 74 unique drill samples. The selection covers a total of 53 drill holes. There are 90 drill holes from the 2004 drilling campaign in the resource area. The proportion of samples taken from the various rock types is summarized in Table 1.

Table 1 Check Sample Tally by Rock Code

Rocktype Name	Rocktyp eCode	No. of Check Assays
Calcareous Quartz Muscovite Schist	CQMS	33
Calcareous Schist	CS	4
Graphitic Quartz Muscovite Schist	GQMS	11
Graphite Schist	GS	1
Overburden	OVB	2
Siliceous Graphitic Schist	QGS	2
Quartz-Monzonite Schist	QMS	17

SGS was requested to assay the entire sample by screen fire assay. The sample masses were much larger than those that SGS typically employs for screen fire assays. A large mass was requested in order to avoid change-of-support issues. The sample mass was intended to be similar to that used in the original screen fire assays.

The screen fire assay process consists of passing the pulverized sample through a screen (150 mesh in this case). All the material trapped atop the screen (the “plus fraction” or “oversize”) is assayed and a representative pair of samples of the material which passed through the screen(the “minus fraction” or “undersize”) is assayed. In cases where the two results of the undersize disagree, the laboratory manager may elect to assay one or more additional aliquots of the undersize. This was done by Chemex on a subjective basis, and does not appear to have been done by SGS.

The SGS laboratory manager remarked that, due to the large sample mass, screening typically produced more than 100 grams of oversize, necessitating using three to six crucibles to accommodate the assaying of the plus fraction in its entirety. Chemex would increase grinding to further reduce the weight of the oversize fraction, either by grinding longer initially, or possibly by placing the oversize fraction into a pulverizer and grinding it further.

Summary of Results

Summary statistics of the checked samples are shown in Table 2. A complete set of the merged results is included as an Appendix to this memorandum.

Table 2: Summary Information

	Minimum	Maximum	Mean	Orig/Check
	Total Sample Weight, kg
Chemex Orig	2.5	4.5	3.9
SGS Check	1.0	4.4	3.8	1.04
	Plus Fraction Weight, g
Chemex Orig	9	67	31
SGS Check	64	238	197	0.16
	Total Au g/t
Chemex Orig	0.025	10.200	0.893
SGS Check	0.010	11.328	0.969	0.92
	>150# fraction, Au g/t
Chemex Orig	0.000	328.000	26.594
SGS Check	0.000	83.180	7.722	3.44

The average total sample weights of the original and check samples are very similar, with the exception that SGS received a few samples of low sample weight. Chemex clearly engaged in more grinding, as shown by the much lower average weight of the plus fractions and a corresponding much higher average grade of the plus fractions. The average obtained by SGS on these samples is eight percent higher than the average obtained by Chemex.

Linear Regression Fit using Reduction to Major Axis (RMA)

A linear regression fit was applied using the method of Reduction to Major Axis. Using the “linear regression” function available in most commercial software spreadsheets such as EXCEL will not provide an unbiased fit of the data between two sets of assay results. The reason for this is that the software assumes one variable is independent, and the other is dependent. For example, the independent variable might be a setting on an instrument, and the dependent variable might be a measurement of output. The underlying assumption is that the independent variable is precisely known while the output is not.

This is not the case for pairs of assay results, where both sets of results are independent. One can approximate an unbiased fit by using the linear regression fit twice, assuming first one, and then the other result of the pair is the independent variable. This will give two lines with different trends that cross (after algebraically solving one of the linear equations so that both are in the form y = mx + b, i.e. one equation is restated as x = y/m - b/m). An estimate of the linear trend of the data can then be obtained by calculating the bisectrix (the line that falls halfway between) of the two linear regressions.

However, the bisectrix is not the optimum fit of the data if the variance of one set of results is different than the other. In other words, the trend of the data should take into consideration that one set of the paired results may be more “erratic” than the other.

The method of reduction to major axis calculates the slope of the trend as

m = [standard deviation of y] / [standard deviation of x].

The intercept b is calculated by solving the equation y = mx + b by substituting the mean of x and the mean of y into the equation.

The error on the slope m is:

m * sqrt[(1-r2)/N]

The error on the intercept is:

Φy* sqrt{[(1-r2 )/N]*[2+(Φx/mean(x))2*(1+r)]

where Φ is the standard deviation, N is the number of pairs, and r is the correlation coefficient.

The RMA fit for all data is shown in Figure 1. There are no obvious outliers in the data set. Because a few high values can control the slope of the linear fit, a second RMA was performed (Figure 2) on a subset of the data containing Au grades of less than 4 g/t, based upon the pair mean. This excluded three pairs. Summary statistics of the two RMA fits are shown in Table 3.

There is negligible difference between the two RMA fits, and these are very close to the comparison of the means. The original Chemex results are lower than the SGS check results, with a relative bias falling between two and twelve percent, with a best estimate of nine percent using all data or seven percent using pairs with Au less than 4 g/t.

Figure 1: RMA fit of all check data

Figure 2: RMA fit for Pairs with Au < 4 g/t

Table 3: Statistics of RMA Fits
	All Data	Au < 4 g/t
N	77	74
R squared	0.93	0.82
R	0.96	0.91
slope m	0.91	0.93
intercept b	0.01	0.00
error in slope	0.03	0.05
error in intercept	0.10	0.10

Checks on SGS Quality

One blind blank was assayed in the sample submission to SGS. SGS reported a grade of 0.01 g/t Au on this sample, calculated from a grade of 0.33 g/t Au from 218 grams of oversize fraction and below-detection results for the 3,444 grams of undersize. This indicates low levels of contamination took place at SGS during the screening process.

Packets of six standards were included in the submission to SGS. These packets were small in mass, and thus cannot be considered fully blind to the laboratory. SGS was not informed of the expected grade or identity of these reference materials. SGS analyzed each packet twice. Alaska Gold provided AMEC with the expected values. Results are shown in Table 4.

Table 4: SGS Results on Semi-Blind SRMs

Id	SRM	BEST Au	SGS(1)	SGS(2)	SGS MEAN
206813	50p	0.727	0.67	0.71	0.69
207247	15pz	1.2	2.98	3.09	3.035
207626	15pz	1.2	2.85	2.87	2.86
427033	15pz	1.2	2.44	2.29	2.365
428063	50p	0.727	0.7	0.73	0.715
440113	50p	0.727	0.74	0.71	0.725

It appears likely that the material identified as 15pz is probably in error and likely consists of two different standards. Alaska Gold has a standard they used regularly in their assay program that has a best value of 3 g/t, designated 7pa. If so, this would provide good agreement on five of the six inserted SRMs, the exception being sample 427033.

Seven samples were submitted in duplicate, with the second sample labeled by a different number. These duplicate samples were fully blind to SGS. Results are shown in Table 5.

Table 5: SGS Results on Blind Duplicates

Sample ID	Sample ID_1	Au met	Au met_1	|Difference|	|Difference|/ Mean
410010	425170	1.24	0.77	0.47	46.8%
410040	205885	0.01	0.01	0	0.0%
410050	205946	2.07	1.86	0.21	10.7%
410060	206389	1.57	1.68	0.11	6.8%
410070	206434	0.10	0.11	0.01	9.5%
410090	206871	0.57	0.44	0.13	25.7%
410100	207018	13.56	11.33	2.23	17.9%
R-Squared = 0.998

The duplicate results show good agreement for a material with a high “nugget effect”.

References

Agterberg, F.P., 1974, Geomathematics; Developments in Geomathematics 1, Elsevier Scientific Publ. Co., Amsterdam, 596p.

Davis, J.C., 1986, Statistics and data analysis in geology (2nd ed.); John Wiley and Sons Inc., New York, 646 p.

Sinclair, A.J., 1999, Evaluation of errors in paired analytical data by a linear model, Explor. Mining Geol. V 7, Nos . 1,2, pp 167-173.

APPENDIX
SGS Check Results								Original Chemex Results
Sample ID	suffi x	Au met	Au +150	+150 wt	Au - 150	Au - 150A	total wt	HOLE_ID	FRO M	TO	WEIG _ HTSP LIt	certifi cate	AU_T OT_M SA ppm	AU_< _MSA _Ppm	AU >_M SA_ mg	AU_> _MSA _Ppm	WT_< _MSA _Gm	WT_ >_M A SA_ Gm	AU_F _MS A_pp m	AUFA 30
205828		0.75	17.49	151	0.12	0.1	4109.5	RKDC04-231	44	46	3.91	844	1.14	0.73	1.57	81.1	3763	19.3	0.74	0.71
205867		0.01	0.01	186.4	0	0	4159.7	RKDC04-232	32	34	3.99	833	-0.05	-0.05	-0	-0.05	3934	26.7	0.01	-0.01
205885		0.01	0.02	132.1	0	0	2831.1	RKDC04-232	62	64	3.83	834	-0.05	-0.05	0.02	0.56	3770	32.3	0.04	0.01
205896		0.1	0.01	64.4	0.1	0.11	1007.2	RKDC04-233	0	2	3.88	834	0.08	0.08	0.01	0.38	3625	13.2	0.08	0.08
205912		0.65	6.47	212.1	0.33	0.3	3874.2	RKDC04-233	28	30	3.9	841	0.44	0.35	0.35	10.4	3812	33.9	0.39	0.31
205929		0.84	8.28	206.8	0.53	0.34	4037.6	RKDC04-233	58	60	3.99	840	0.86	0.7	0.69	22.5	4004	30.8	0.76	0.63
205946		1.86	16.02	124.8	1.34	0.95	2614	RKDC04-234	8	10	4.06	865	1.95	1.36	2.41	142	4014	17	1.62	1.09
205965		0.29	1.56	199.5	0.24	0.2	3932.7	RKDC04-234	38	40	3.92	839	0.31	0.3	0.05	2.19	3587	23.7	0.31	0.28
206000		0.18	0.3	195.2	0.17	0.18	4063.8	RKDC04-234	98	100	3.86	837	0.16	0.17	-0	-0.05	3835	26.2	0.16	0.17
206350		0.1	0.17	178	0.1	0.1	4142.7	RKDC04-235	32	34	4.08	838	0.09	0.09	0.01	1.34	4031	8.94	0.09	0.09
206370		0.07	0.2	200.4	0.07	0.05	4318.4	RKDC04-235	62	64	4.15	842	0.06	0.06	0.01	0.18	4012	38.1	0.04	0.07
206385		0.71	1.99	183	0.69	0.62	4180.9	RKDC04-235	92	94.5	4.08	843	0.58	0.55	0.15	5.07	4018	29	0.57	0.53
206389		1.68	2.78	207.2	1.56	1.53	1892.1	RKDC04-236	8	10	4.23	843	1.68	1.55	0.63	16.6	4162	38.3	1.49	1.6
206407		0.39	5.68	193.1	0.18	0.08	4070.1	RKDC04-236	48	50	3.97	836	0.51	0.31	0.83	32.4	3903	25.5	0.23	0.38
206434		0.11	0.16	209.9	0.11	0.11	4045.4	RKDC04-237	16	18	3.93	942	0.07	0.06	0.05	1.43	3863	37.2	0.06	0.05
206452		0.32	3.05	194.8	0.19	0.17	3881.5	RKDC04-237	46	48	3.92	943	0.29	0.2	0.37	8.57	3854	42.7	0.17	0.22
206469		1.57	18.49	199.8	0.57	0.35	3239.1	RKDC04-238	8	10	4.08	954	0.79	0.51	1.17	38	3998	30.9	0.38	0.77
206487		0.5	5.66	211.9	0.24	0.19	4085.3	RKDC04-238	38	40	3.94	935	0.62	0.43	0.79	35.9	3893	21.9	0.44	0.41
206515		5.04	83.18	196.6	1.12	1.11	4106.6	RKDC04-239	32	34	3.87	944	3.42	1.45	7.5	328	3766	22.8	1.56	1.33
206533		0.01	0.38	114.6	0	0	4216.1	RKDC04-239	62	64	3.86	945	-0.05	-0.05	-0	-0.05	3739	39.8	-0.01	0.01
206561		2.85	43.81	175.7	0.87	1.22	4162.7	RKDC04-240	14	16	3.97	957	2.39	1.17	4.83	147	3895	33	1.31	1.03
206571		3.45	16.94	218.8	2.87	2.48	4038.4	RKDC04-240	30	32	4.01	957	3.35	2.95	1.65	145	3989	11.4	2.75	3.15
206613		2.37	22.6	215.4	1.38	1.19	4246.1	RKDC04-241	34	36	3.83	955	2.98	1.89	4.13	135	3700	30.7	1.87	1.91
206626		2.57	20.36	214.5	1.72	1.53	4247.8	RKDC04-241	56	58.5	4.07	947	1.68	1.14	2.28	68.8	4053	33.1	1.19	1.08
206639		0.3	5.4	210	0.03	0.04	4236	RKDC04-242	22	24	4.1	947	0.05	0.05	-0	-0.05	4070	50.7	0.02	0.08
206683		0.24	0	174.5	0.25	0.25	4022.2	RKDC04-243	30	32	4.11	878	0.3	0.3	0.05	0.77	3979	58.8	0.27	0.32
206731		1.51	0.03	209.4	1.69	1.49	4191.2	RKDC04-244	28	30	3.6	880	2.34	2.3	0.23	6.72	3531	34.8	2.24	2.36
206739		0.2	0.03	149.5	0.2	0.22	4065.2	RKDC04-244	42	44	4.07	880	0.27	0.27	0.02	0.7	4015	34.4	0.28	0.26
206789		4.76	0.06	197.8	5.07	4.92	4192.1	RKDC04-245	68	70.1	3.92	883	5.3	5.29	0.26	6.28	3807	41.6	5.51	5.07
206804		0.01	0.33	218.2	0	0	3662.6	RKDC04-245			3.77	884	-0.05	-0.05	-0	-0.05	3595	43.2	-0.01	-0.01
206805		0.15	2.59	209.2	0	0	4021.8	RKDC04-245	94	96	3.82	884	-0.05	-0.05	-0	-0.05	3747	25.5	0.01	-0.01
206812		0.03	0.41	212.6	0.02	0	4335	RKDC04-246	8	10	4.02	884	-0.05	-0.05	0.01	0.45	3980	19.9	0.02	0.01
206871		0.44	1.11	157.7	0.39	0.33	1544.5	RKDC04-247	14	16	3.98	885	0.38	0.38	0.04	1.37	3945	27.8	0.3	0.45
206966		0.19	0.65	183.9	0.19	0.15	4037.1	RKDC04-249	34	36	4.13	932	0.16	0.15	0.05	2.47	4066	19.8	0.15	0.14
207018		11.33	77.68	201.2	8.19	7.92	4279.5	RKDC04-250	54	56	4.19	968	10.2	8.87	5.7	228	4135	25	8.63	9.11

AMEC E&C Services Inc.
2001 W. Camelback Road, Suite 300
Phoenix, Arizona
USA 85015
Tel +1 602 343 2400
Fax +1 602 343 2499
www.amec.com

SGS Check Results								Original Chemex Results
Sample	suffi	Au met	Au +150	+150 wt	Au - 150	Au - 150A	total wt	HOLE_ID	FRO M	TO	WEIG HTSP LIt	certifi cate	AU_T OT_M SA ppm	AU_< _MSA _Ppm	AU_ >_M A SA_ mg	AU_> _MSA _Ppm	WT_< _MS _Gm	WT_ >_M SA_ Gm	AU_F A_MS A_pp m	AUFA 30
ID	x
207057		0.05	0.15	213	0.04	0.05	4127.1	RKDC04-251	38	40	4.21	939	0.11	0.08	0.13	2.95	4132	45.1	0.1	0.05
207077		0.2	0.25	213.3	0.19	0.2	4306.5	RKDC04-252	32	34	4.18	917	0.26	0.26	0	0.12	4133	33.3	0.22	0.3
207094		0.05	0.06	214.8	0.05	0.05	4061	RKDC04-252	62	64	4.13	918	-0.05	-0.05	-0	-0.05	4061	43.1	0.04	0.04
207116		0.57	0.63	217.6	0.56	0.58	4232.9	RKDC04-253	16	18	3.95	907	0.57	0.58	0.01	0.4	3875	17.5	0.56	0.59
207204		0.21	0.01	206.1	0.24	0.21	3932.5	RKDC04-255	38	40	4.26	915	0.61	0.36	1.07	27.1	4110	39.4	0.34	0.38
207288		0.29	5.47	213.4	0	0	4125.3	RKDC04-258	0	4	4	897	0.05	-0.05	0.16	6.33	3869	24.7	0.01	0.01
207326		0.01	0.01	203.9	0	0	4125.2	RKDC04-258	72	74	4.04	898	-0.05	-0.05	-0	-0.05	3911	34.7	0.01	0.01
207348		0.02	0.02	214.1	0.02	0.02	4024	RKDC04-259	32	34	3.98	901	-0.05	-0.05	-0	-0.05	3925	31.4	0.01	0.01
207366		0.01	0.01	207	0	0	4018.8	RKDC04-260	12	14	4.18	929	-0.05	-0.05	-0	-0.05	4143	23.7	-0.01	-0.01
207405		0.01	0.01	143.2	0	0	4049.9	RKDC04-261	32	34	4.11	972	-0.05	-0.05	-0	-0.05	3994	30.9	-0.01	0.01
207444		0.4	5.34	160	0.19	0.2	4050.8	RKDC04-263	20	22	3.53	977	0.19	0.19	0.01	0.36	3464	22.5	0.18	0.19
207482		0.04	0.01	224.1	0.07	0	4148.7	RKDC04-264	42	44	4.08	979	-0.05	-0.05	-0	-0.05	3956	29.6	-0.01	-0.01
207521		0.97	20.19	166.9	0.13	0.11	3936.8	RKDC04-265	14	16	3.8	973	0.76	0.27	1.87	44.9	3697	41.5	0.31	0.22
207615		0.01	0.01	167.9	0	0	4077.4	RKDC04-266	54	56	3.84	1088	-0.05	-0.05	-0	-0.05	3738	47.8	-0.01	0.01
207654		0.01	0	227.1	0.01	0	4124.1	RKDC04-267	50	52	3.9	967	-0.05	-0.05	-0	-0.05	3789	28.4	-0.01	-0.01
207694		0.01	0.02	208.3	0.01	0.02	4205.1	RKDC04-268	34	36	3.92	975	-0.05	-0.05	-0	-0.05	3848	28.1	-0.01	-0.01
207772		0.03	0.04	224	0.03	0.03	3879.3	RKDC04-269	38	40	4.17	1096	-0.05	-0.05	-0	-0.05	4129	20.2	0.01	0.01
207811		0.01	0	201.1	0	0.01	3879.2	RKDC04-269	104	106	4.15	1098	-0.05	-0.05	-0	-0.05	4061	31.2	-0.01	-0.01
207821		3.17	5.12	218.6	3	3.11	3843.2	RKDC04-270	10	12	4.33	949	3.57	3.56	0.1	7.75	4271	13.4	3.71	3.4
207842		0.24	0.39	212.8	0.22	0.25	4378.7	RKDC04-270	46	48	4.28	970	0.3	0.3	0	0.37	4295	10.9	0.32	0.27
207848		3.19	17.8	215.8	2.24	2.53	4129.9	RKDC04-271	6	8	3.87	970	2.09	1.88	0.86	29	3843	29.5	1.77	1.99
207889		0.92	0.74	213	0.88	0.98	4435.2	RKDC04-272	10	12	4.19	1056	0.87	0.87	0.03	0.94	4101	36.3	0.93	0.8
207927	A	0.01	0.03	189.7	0	0	3942.1	RKDC04-272	76	78	3.93	1057	-0.05	-0.05	-0	-0.05	3852	31.3	0.01	-0.01
207927	B	0.01	0.02	188.3	0.02	0	4117	RKDC04-272	76	78	3.93	1057	-0.05	-0.05	-0	-0.05	3852	31.3	0.01	-0.01
208004		0.01	0	182.8	0	0.01	3571	RKDC04-274	10	12	3.79	962	-0.05	-0.05	-0	-0.05	3718	13.7	-0.01	-0.01
208043		0.06	0.53	211.7	0.05	0.01	3419.2	RKDC04-275	0	4	3.5	964	0.16	-0.05	0.32	4.67	2444	67.5	0.04	0.03
424155		1.39	4.55	218.2	1.25	1.14	3807.3	RKRC04-024	45.7	47.2	4.08	997	0.9	0.77	0.55	20.4	4008	26.8	0.65	0.88
425170		0.77	2.35	216	0.68	0.68	4216.8	RKRC04-025	50.3	51.8	4.58	984	0.91	0.88	0.21	4.57	4416	45	0.91	0.84
432120		0.47	0.97	193.8	0.4	0.47	3117.7	RKRC04-032	35.1	36.6	3.96	1029	0.51	0.51	0.02	0.53	3781	43.7	0.53	0.48
434140		0.61	2.91	217.4	0.25	0.43	2047.5	RKRC04-034	41.2	42.7	4.07	1007	0.61	0.49	0.5	12.4	3981	40.6	0.54	0.44
435165		3.41	47.54	164.5	1.69	1.67	4360.5	RKRC04-035	48.8	50.3	3.91	1020	3.24	1.93	5.17	144	3843	36	1.89	1.96
437120		0.16	0.15	217.1	0.16	0.16	4146.8	RKRC04-037	35.1	36.6	4.07	1021	0.21	0.21	0.01	0.26	4009	19.2	0.23	0.18
439130		0.47	2.94	237.8	0.42	0.23	4339.3	RKRC04-039	38.1	39.6	3.93	941	0.36	0.27	0.35	11.4	3878	30.6	0.27	0.27
440110		0.66	4.65	236.8	0.5	0.32	3993.3	RKRC04-040	32	33.5	4.05	1051	0.32	0.22	0.43	11.7	4009	36.7	0.15	0.28
441210	A	1.49	3.49	234.1	1.28	1.43	3619.9	RKRC04-041	62.5	64	4.08	1092	0.99	0.95	0.22	7.21	3968	30.8	0.84	1.05
441210	B	3.25	49.62	224.3	0.5	0.81	4234.9	RKRC04-041	62.5	64	4.08	1092	0.99	0.95	0.22	7.21	3968	30.8	0.84	1.05
442025	A	1.17	3.07	205.3	1.09	1.06	4412.2	RKRC04-042	6.1	7.62	4.04	1042	1.43	1.41	0.16	5.08	3977	31.9	1.34	1.47
442025	B	0.38	0.62	221.8	0.39	0.35	4052.4	RKRC04-042	6.1	7.62	4.04	1042	1.43	1.41	0.16	5.08	3977	31.9	1.34	1.47
443045		1.82	21.69	209.8	0.59	0.91	4113.6	RKRC04-043	12.2	13.7	4.03	1074	2.08	1.23	3.38	86.9	3896	38.9	1.32	1.14

SGS Check Results								Original Chemex Results
Sample	suffi	Au	Au	+150	Au -	Au -	total	HOLE_ID	FRO	TO	WEIG	certifi	AU_T	AU_	< AU_	AU_>	WT_<	WT_	AU_F	AUFA
ID	x	met	+150	wt	150	150A	wt		M		HTSP	cate	OT_M	_MSA	>_M	_MSA	_MSA	>_M	A_MS	30
											LIt		SA	_Ppm	SA_	_Ppm	_Gm	SA_	A_pp
													ppm		mg			Gm	m

445015		0.65	6.04	195.4	0.29	0.43	3819.8	RKRC04-045	3.05	4.57	4.28	1095	0.66	0.49	0.74	50.5	4211	14.6	0.47	0.5
447060		0.91	8	212.3	0.35	0.58	3605.7	RKRC04-047	16.8	18.3	4.07	1054	0.76	0.48	1.17	41.1	3990	28.4	0.5	0.45
448050		0.97	15.28	219.5	0.21	0.21	4352.2	RKRC04-048	13.7	15.2	4.14	1043	0.9	0.31	2.41	48.5	4015	49.8	0.4	0.22

Memo

To	Jack Cote	File No.
From	Steve Blower	cc	Scott Long
Tel	604 664-4116
Fax	604 664-3057
Date	24, November, 2003

Subject	Rock Creek November 2003 QA-QC

Further to your request for guidance on re-assaying of sample batches from the 2003 drilling program, standard analyses were reviewed from the Rock Creek project for certificates dated September to November 2003.

Summary

AMEC recommends the following:

1.	Four sample batches that contained 7pa standards which returned values outside of the Chemex lab mean +/- 3 standard deviation tolerance level should be examined for sample mix-ups and then re-assayed if no obvious explanation for the markedly low results can be found.

2.	With the four outlier standard results (see above) removed from the population, a group of four additional sample batches cause the 7 pt moving average for standard 7pa to drop below 95 percent of the certified value (adjusted with confidence limits) of 3.0 g/t. These four sample batches should also be examined for sample mix-ups and then re- assayed if no obvious explanation for the results can be found.

3.	Two sample batches that contained 2pa standards which returned values outside of the Chemex lab mean +/- 3 standard deviation tolerance level should be examined for sample mix-ups and then re-assayed if no obvious explanation for the markedly low results can be found.

4.	The reason for the drift in the results for the recent standard 2pa (lower values with time) values should be investigated. If the drift continues, further re-assaying may be required on the most recent batches.

5.	All sample batches that contained blanks that returned values greater than 0.1 g/t should be examined for sample mix-ups and then re-assayed if no obvious explanation for the markedly high results can be found.

6.	Re-assays should be conducted on new splits of pulps if there is sufficient sample remaining. If not, then coarse reject material will have to be used. Samples should be submitted in their original order along with new standards and blanks.

AMEC E&C Services Limited
111 Dunsmuir Street, Suite 400
Vancouver, B.C. V6B 5W3
Tel	(604) 664-4315
Fax	(604) 669-9516
www.amec.com

2

Standard 7pa

All of the results for Standard 7pa (including outliers) are presented in chronological order in Figure 1. In AMEC’s opinion, four results at or beyond the ‘lab mean +/- 3 standard deviation’ lines are outliers (certificates FA03029618, FA03033198, EL03044575, and EL03044130) and the reason for their large differences from the mean grade should be determined (sample mixup, etc.). If the reason for the anomalous values cannot be determined, then all of the samples in batches that contained these 7pa outliers should be re-assayed. Reassays should be done on pulps if sufficient material remains.

After removal of the outliers, the 7 point moving average line should stay within +/- 5 percent of the certified mean value (adjusted for the confidence limits). This graph is displayed in Figure 2. A group of four standards (circled in Figure 2) causes the moving average trend line to drop well below the +/- 5 percent line. These four standard results (FA03032526, FA03033013, FA03032525 and FA03032528) should be examined to determine if sample mix-ups, etc. are to blame for the poor results. If no explanation can be found, then all of the samples in batches that contained these standards should be re-assayed

Standard 2pa

Results for Standard 2pa are presented in chronological order in Figure 3. A clear trend of decreasing grades with time is observed. In AMEC’s opinion, two results that plot beyond the ‘lab mean +/- 3 standard deviation’ lines are outliers (certificates FA03031786 and FA03033197) and the reason for their large differences from the mean grade should be determined (sample mix-up, etc.). If the reason for the anomalous values cannot be found, then all of the samples in batches that contained these outliers should be re-assayed. After removing the two outliers (Figure 4), the moving average trend line begins to move beyond the - 5 percent line for the most recent sample batches. If this trend continues with future standard results, further re-assays may be required.

Blanks

The source of the Rock Creek blank reference material is not known. If the blanks are commercially prepared and certified blanks, then a threshold of three times the detection limit can be used. If the blanks are from naturally occurring material, then an upper threshold of the mean + 3 standard deviations would suffice. A chronological plot of the Rock Creek blank analyses is presented in Figure 5. Most of the analyses are below the detection limit, with a small number returning values between 0.002 and 1.1 g/t. Two blank assays were significantly higher than the rest (>0.7 g/t). In the absence of source information, AMEC recommends that all of the blanks that assayed greater than 0.1 g/t be checked for sample mix-ups or other errors. If no explanation can be found, then all of the samples from the batches containing these blanks should be re-assayed due to possible contamination. Re-assays should be done on pulps if sufficient sample material is available.

Sincerely,
Steve Blower
steve.blower@amec.com

F0101008 REV. 05/C:\krb\projects\143031_RockCreek\RockCk_Appx\Appx4\4.3\November 24 QA-QC Memo.doc	Page 2 of 2

Standard "7pa" Rock Creek Nov, 2003 Summer program

3.9
3.7
3.5
3.3
3.1
2.9
2.7
2.5
2.3
2.1
1.9
1.7
1.5
Gold (g/t)
Chemex
Cert. Value
95% Confidence Limits
7pt Moving Average
Lab Mean
5% High Thresh
5% Low Thresh
Lab Mean+3SD
Lab Mean-3SD
Sample Series (sorted in chronological order)

Standard "2pa" Rock Creek Summer 2003 Program

Gold (g/t)
1.1
1.0
0.9
0.8
0.7
0.6
0.5
Chemex
Certified Mean Value (0.85)
95% Confidence Limits
7pt Moving Average
Lab Mean
5% High Thresh
5% Low Thresh
Lab Mean+3SD
Lab Mean-3SD
Sample Series (sorted in chronological order)

Standard "2pa" No Outliers Rock Creek Summer 2003 Program

Chemex
Certified Mean Value (0.85)
95% Confidence Limits
7pt Moving Average
Lab Mean
5% High Thresh
5% Low Thresh
Lab Mean+3SD
Lab Mean-3SD
Gold (g/t)
1.1
1.0
0.9
0.8
0.7
0.6
0.5
Sample Series (sorted in chronological order)

Figure 5
Rock Creek Nov, 2003 Blank Samples

0.90
0.80
0.70
0.60
0.50
0.40
0.30
0.20
0.10
0.00
Chemex
FA03028826.csv
FA03031788.csv
FA03033014.csv
FA03033010.csv
FA03033015.csv
FA03033019.csv
FA03033191.csv
FA03033192.csv
FA03033813.csv
FA03033199.csv
FA03033816.csv
FA03033854.csv
FA03033858.csv
FA03034058.csv
VA03043542.csv
EL03043728.csv
FA03034123.csv
FA03034126.csv
EL03044132.csv
VA03045044.csv
FA03034121.csv
VA03043544.csv
VA03045655.csv
EL03044578.csv
VA03045777.csv
EL03045430.csv
FA03044536.csv
EL03044575.csv
FA03034211.csv
FA03034135.csv
FA03034133.csv

Memo

To	Kevin Francis	File No.
From	Scott D. Long	cc	Harry Parker
Tel	602 343 2437
Fax
Date	28 January 2005

Subject	Review of 2003-2004 Field Season Quality Control Data

Summary and Conclusions

Accuracy has been monitored by inserted Geostats standards. These indicate that the ALS Chemex results have a low bias, possibly due to episodic gold losses. The estimated overall low bias averages less than five percent and is therefore acceptably accurate for resource modeling. Chemex should not re-issue assay reports with revised results in those cases where they re-assayed only the standard reference materials and obtained a second result in agreement with the certified value.

Precision is consistent with samples that have a sizable “nugget effect”. The effect is seen in duplicate splits of the coarse reject duplicate and in the duplicate and triplicate samples of the minus-fraction of the screen fire assays. Additional assays of aliquots of the minus fraction could provide marginal improvements to precision, in cases where the duplicate or triplicate assays show high variability. Some marginal improvement might also be gained in the few cases where the plus-fraction is anomalously low in mass but high in grade, as these samples may have undergone over-grinding or gold losses. While this might provide some slight improvement, the number of samples involved is too small to likely influence global resource estimates.

Introduction

This is an update that covers the Quality Control data obtained for the 2003 and 2004 drilling seasons. AMEC provided advice for the Quality Control program (Blower, 2003).

The 2003-2004 Rock Creek Resource drilling programs include 10,331 assay results from 186 drill holes. There are 8,778 assayed intervals; the other 1,553 assay results are related to quality control, including duplicates, inserted standards and blanks.

Coverage of Assay Reports

A tally of Quality Control assays is shown in Table 1.

MRDI
Mineral Resources Development, Inc.
2001 W. Camelback Road, Suite 430
Tel	+1 602 995 3916
Fax	+1 602 995 3921
www.amec.com

An AMEC Company

Table 1: Tally of Assay Quality Control

Sample Type	2003 Summer			2004 Summer
	N	% of Total	N Holes	N	% of Total	N Holes
Routine Samples	5106	85%	94	3672	85%	89
Duplicates	302	5%	94	218	5%	89
Field Blanks	301	5%	94	218	5%	89
Std-2Pa	160	3%	71
Std-7Pa	140	2%	68	41	1%	40
Std-15Pz				84	2%	69
Std-50P				93	2%	73
Other				3	0.1%	3
Total	6009			4329

There are 302 assay certificates associated with the 2003 campaign, of which 300 include a field blank, 298 include at least one standard reference material, and 301 include at least one blind duplicate sample.

There are 218 assay certificates associated with the 2004 campaign, of which 216 include a field blank, 216 include at least one standard reference material, and 216 include at least one blind duplicate sample.

Quality control coverage is extensive and adequate to the needs of evaluating assay quality for use in resource models.

Sampling

Assayed sample lengths range from 0.3 to 10 meters with an average length of 1.96 meters. Reported pulp sample weights undergoing screen fire assay range from 0.13 to 5.65 kg with an average weight of 3.67 kg. The distributions of sample lengths and weights are shown in Figures 1 and 2. Average gold grade for ranges of sample length is shown in Figure 3; longer lengths have slightly lower gold grades compared to the shorter sample interval lengths. A plot of sample weight against sample length is shown in Figure 4.

There are less than 20 anomalously long drill core lengths; these are too few in number to impact resource estimation. There are also less than 20 samples with anomalously low screened fire weights. Longer sample intervals do not correlate with larger sample masses being assayed; samples that are anomalously low in weight and/or long in length are less likely to be representative.

Figure 1: Histogram of Sample Lengths

Figure 2: Histogram of Sample Screen Fire Assay Weights

Figure 3: Au grade (g/t) as function of sample length

Figure 4: Sample Weight versus Sample Length

Pulverization and Screening

Samples are pulverized and screened through a 150 mesh (100 micron) screen. The weights of the coarse fraction (the “oversize” or “plus” fraction) and the fine fraction (the “undersize” or “minus” fraction) are recorded. The weights are used in the calculation of the final sample grade, which is determined by a mass-weighted average of the two size fractions. The weights also provide a measurement of the grind quality provided by pulverization.

Figure 5 shows the mean percent passing the screen for each of 533 certificate numbers encompassing 7,709 samples. The number of measurements on which the average is based depends upon the number of samples in the submission; this ranges from 1 to 20 with a median of 19.

Figure 5: Pulp grind quality

There are 2,106 samples from 55 drill holes that lack a certificate number in the provided database and therefore cannot be included in Figure 5. These are shown in Figure 6, sequenced by drill hole name and with a mean calculated for each drill hole. The number of samples used to calculate the mean ranges from 1 to 83 with a median of 40.

Figure 6: Pulp grind quality

The percent passing is greater than is typical of a “conventional” (i.e. not screened) fire assay. Some additional grinding has probably been employed in order to reduce the weight of material atop the screen so that in most instances it can be accommodated within one crucible for fire assay.

Screen Fire Assay Plus-Fraction (Coarse Fraction)

The “final” screen fire assay result that is assigned to a sample interval consists of an average result calculated from three or four fire assay results. The coarser portion that is retained atop the screen is weighed and fire assayed in its entirety.

A histogram of the plus-fraction weights, along with the average Au grade of the plus-fraction by weight ranges (two-cell running average), is shown in Figure 7. Note that the grades are those for the small plus-fraction, not the final calculated sample grades (which are much lower). The few samples where less than about six grams were recovered from the screen have very high plus-fraction grades; these samples may have been over-ground.

Over-grinding is undesirable because it may lead to gold losses to the pulverizer as gold plates onto surfaces; the gold can be subsequently picked up by the next one or two materials that pass through the pulverizer. If these include sand washes, the gold is lost; if they are samples, there is cross-contamination. The number of samples with very low plus-fraction weights is very small and thus acceptable.

Figure 7: Histogram of Plus-Fraction Masses and Trend of Plus-Fraction Au Grades relative to obtained mass

Inserted Blank Material

Blank material was collected from a roadcut believed to contain negligible gold content. This material was submitted as a regular sample (blind to the laboratory) and serves as a check on sample cross-contamination. Cross contamination can be evaluated by comparing the grade of the blank sample to that of the sample that has preceded it through sample preparation (Figure 8).

Figure 8: Blank check for cross-contamination

There is a correlation between the grade of the preceding sample; the amount of contamination is sufficiently low as to have negligible impact on a resource model.

Standard Reference Materials

The 2003-2004 submissions to ALS Chemex included insertions of Geostats Standard Reference Materials. AMEC reviewed Geostats reports on the samples (Appendix A). Sufficient laboratories were employed in the Round Robin to establish reliable consensus values and the uncertainty on the consensus values. AMEC found the method of calculation of the consensus values and their uncertainties to be consistent with accepted practices in the mining industry.

Because the standard reference materials are provided to ALS Chemex as pulps whereas drill samples are submitted as core, the SRMs are not blind to the laboratory.

Standard Reference Material Performance

There are three standard reference materials that were included with the 2003-2004 assays. Control charts are shown in Figures 9 to 11.

Figure 9: Nova Gold Control Chart for Standard 7Pa

Figure 10: Nova Gold control chart for Standard 50P

RockCreek 2004 - Gold Std-50P
Au g/t
1
0.9
0.8
0.7
0.6
0.5
0.4
0.3
0.2
2 X stDev
Gold Plotted
FA04048217.csv
FA04041791.csv
FA04040514.csv
FA04055370.csv
FA04057086.csv
FA04058930.csv
FA04060968.csv
FA04059650.csv
FA04060990.csv
FA04058651.csv
FA04058656.csv
FA04059372.csv
FA04059378.csv
FA04059370.csv
FA04059387.csv
FA04065466.csv
FA04071210.csv
FA04059389.csv
FA04070538.csv
FA04061009.csv
FA04071484.csv
FA04058652.csv
FA04061003.csv
FA04046403.csv
Report Name

Figure 11: Nova Gold control chart for Standard 15Pz

RockCreek 2004 - Gold Std-15Pz
Au g/t
1.5
1.4
1.3
1.2
1.1
1
0.9
0.8
3 time stDev
Gold Plotted
FA04048216.csv
FA04046402.csv
FA04041798.csv
FA04055378.csv
FA04057089.csv
FA04057087.csv
FA04056011.csv
FA04058658.csv
FA04061004.csv
FA04060993.csv
FA04061704.csv
FA04058655.csv
FA04058923.csv
FA04058657.csv
FA04058650.csv
FA04059505.csv
FA04059631.csv
FA04059275.csv
FA04059276.csv
FA04067220.csv
FA04059388.csv
FA04061706.csv
FA04070531.csv
FA04070535.csv
FA04060262.csv
FA04060254.csv
FA04058653.csv
FA04060250.csv
FA04046405.csv
Report Name

These control charts indicate a low bias with episodic gold loss, as summarized in Table 2.

Table 2 SRM Performance 2003-2004, Au ppm

Standard	Certified Value	Obtained Mean	Estimated Bias
50p	0.727	0.696	-4.3%
15pz	1.27	1.251	-1.5%
7p	3	2.906	-3.1%

By comparing averages, the low bias is within five percent in all cases and thus acceptable. Chemex re-assayed the pulps with low results from standard 50p at Nova Gold’s request. The new results were in good agreement with the best values. This confirms that gold losses are occurring in the Chemex assays. Chemex has suggested that only the standards were effected by gold losses. AMEC does not agree with this view, and believes that episodic gold losses of about 0.3 ppm Au are occurring in the Chemex assays. It is unclear if these losses are occurring in a random fashion (spread across all batches) or are batch-specific. The frequency of occurrence seen in 50p is roughly ten percent.

Coarse Reject Duplicates

The –10 mesh fraction was submitted in duplicate for the most recent samples, at a fairly even spacing during preparation. There are 108 duplicate pairs in the database with a median spacing of 20 samples (i.e. about five percent of samples are assayed in duplicate).

The duplicate pairs have sample numbers in sequence and so can be expected to be assayed sequentially. In virtually all cases, they will be fired in the same furnace load and undergo very similar treatment throughout the assaying process. Their variability therefore serves as an indication of within-batch precision of a roughly 4 kg sample of the 10 mesh material.

A simple xy chart of duplicate results are shown in Figure 12. Designation of one result of duplicate pairs as the “orginal” and one as the “duplicate” should be completely arbitrary, assuming the sample splitting is done correctly. The only meaningful information in such charts is the degree of dispersion, which can be more clearly seen if the maximum value of each pair is plotted against the minimum value; this approach in effect plots all points located below the x=y line an equal perpendicular distance above the line, thereby more clearly showing the dispersion of samples away from the y=x line.

The pair performance is presented as an xy scatterplot where the maximum value of each pair is plotted against the minimum value of each pair (Figure 13). This has the effect of placing all points on or above the x=y line, in order to better show the dispersion of points away from the x = y line.

For reference, the line y = 1.2 * x + 0.03 ppm Au is drawn on the chart; this is the level of performance that one can expect to obtain in cases where there is no coarse gold in the samples (e.g. Carlin-type gold deposits). Approximately five percent of the pairs have appreciable gold content with pair differences greater than 100 percent.

Figure 12: xy scatterplot of coarse reject duplicates

Figure 13: Coarse Reject Duplicates (Pair max. vs. pair min.) Shown at 3 scales for clarity.

Minus-Fraction Pulp Duplicates

The plus-fraction is assayed in its entirety and therefore contributes no sub-sampling variance to the assaying process. The minus-fraction is routinely sampled in duplicate, and the mean of the duplicate pair of results taken as the grade of the minus-fraction.

In some cases ALS Chemex elected to take a third aliquot of the minus-fraction. This was often done when, in the judgement of the assayer (ALS Chemex) the pair of results did not agree well. No set formula was used for making this decision. From this, one may infer the third assay was an aliquot fired in a later batch of samples.

Performance of the minus-fraction duplicate results is shown in Figures 14 and 15. The third result is plotted in green and in some cases may plot below the y=x line because it is less than the pair minimum of the first two values. Minus-fraction samples that received a third assay are circled in red. Along with the y=x line, a red reference line is shown corresponding to y = 1.1 x + .03 ppm. This is a performance level obtainable with gold results from samples that have no “nugget effect”.

A small fraction of samples show very poor precision. This is probably attributable to sample pulps that have gold-bearing particles in the range of 50 to 110 microns; i.e. small enough to pass through or become trapped in the screen, and large enough to produce a “nugget effect” in a 40 to 50 gram sample taken for fire assay. This may be unavoidable (e.g. related to the free-milling size of gold particles) or it may be avoidable by careful grinding.

Sample pairs that showed poor agreement and were consequently assayed a third time persisted in having poor precision (green symbols, Figure 12). This supports the notion that the precision is controlled by the nature of the sample pulp rather than the assaying process. The selection of samples for additional assaying could have benefited from a more systematic selection process.

Overall, the precision demonstrated by the minus-fraction duplicates is adequate for a coarse gold project.

Figure 14: xy scatterplot of undersize duplicate pairs, shown at two scales

Duplicate Assays of Screen Fire Undersize Fraction
Pair Au g/t
Pair Au g/t
Data
y = x
selected for 3rd assay
3rd assay
0
5
10
15
20
25
30

Duplicate Assays of Screen Fire Undersize Fraction
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Figure 15: Duplicate Performance of Minus-Fraction shown at two scales for clarity

Duplicate Assays of Screen Fire Undersize Fraction
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Duplicate Assays of Screen Fire Undersize Fraction
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Above Line

Comparison of Coarse Reject and Pulp Duplicates

The charts in Figures 13 and 15 are not easily compared to each other. A clear comparison can be made using cumulative frequency charts of the relative pair differences (Figure 16). To make this chart, the pair means of the duplicate population are calculated and a cutoff value applied to the pair means to remove pairs with low (near detection limit, non-ore) grades. The absolute value of the pair difference is divided by the pair mean to obtain a relative difference consisting of a unitless number that can be expressed as a percent. These are arranged in ascending order and plotted as a cumulative frequency (percentile rank) of 0 to 100 percent.

Figure 16: Comparison of Precision of Duplicate Populations

This chart indicates that both the crushing and minus-fraction sampling stages contribute to the total variance. The obtained levels of precision are consistent with a system where the “nugget effect” is prevalent. Carlin-type gold deposits can achieve ±10 percent precision for 90 or more percent of pairs using conventional fire assay pulp duplicates. After screening, the Rock Creek undersize fraction duplicates attain ±50 percent at the 90th percentile. The substantially poorer precision than that obtainable from sub-micron Au deposits, indicates that much of the gold in the minus fraction, limited by the screening to a top particle size of 105 microns, is probably in the form of particles larger than 40 microns.

Partitioning of Gold between Plus (>105 micron) and Minus Fractions

Screen fire assays provide information about how the gold is distributed relative to particle size. This may reveal differences in the “nugget effect”. It is first useful to observe how the distribution varies with total gold grade (Figure 17).

Figure 17: Partitioning of Au content between +106u and –106u fractions as function of Au Grade (mean ± standard deviation)

There is a clear trend of an increasing fraction of the gold contained in the +106 micron fraction with increasing gold grade. This indicates that the “nugget effect” is more pronounced in high grade areas because the higher grade samples tend to have a larger proportion of the total gold content in large particles.

The effect of increasing gold in the coarse fraction with increasing grade appears less pronounced in shear zone samples (Figure 18) than in non-shear samples (Figure 19).

Figure 19: Proportion of gold in coarse fraction by grade, samples outside shear zone

CHECK ASSAYS

AMEC requested that check assays be performed on the selected samples of coarse reject. Nova Gold provided the ALS Chemex facility in Fairbanks with a list of samples. ALS Chemex failed to complete the task, submitting instead about ten samples that were not on the request list. The failure came to light only after the samples ALS Chemex submitted were assayed and reported by SGS Lakefield. This occurred after months of delay, caused by a lack of documentation in Chemex’s shipment. ALS Chemex reports that the manager of their Fairbanks facility has since resigned.

ALS Chemex is presently attempting to locate the requested samples, which may be stored outside beneath a cover of snow.

REFERENCES

Blower, Steve; Memorandum to Jack Cote, “Rock Creek November 2003 QA-QC”, 24 November 2003.